SUBJECT TO COMPLETION, DATED MAY 7, 2014

43,900,000 Shares

PARSLEY ENERGY

Parsley Energy, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling 36,363,636 shares of Class A common stock and the selling shareholders are selling 7,536,364 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling shareholders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $15.00 and $18.00 per share. We have been approved, subject to official notice of issuance, to list our Class A common stock on the New York Stock Exchange under the symbol "PE."

To the extent that the underwriters sell more than 43,900,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 6,585,000 shares from us at the public offering price less the underwriting discount and commissions.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Prospectus Summary—Emerging Growth Company Status."

Investing in our Class A common stock involves risks. See "Risk Factors" on page 23.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Parsley Energy, Inc.	Proceeds to the Selling Shareholders
Per Share	$	$	$	$
Total.	$	$	$	$

Delivery of the shares of Class A common stock will be made on or about   , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse   Goldman, Sachs & Co.
J.P. Morgan   Wells Fargo Securities
Morgan Stanley   Raymond James   Tudor, Pickering, Holt & Co.
RBC Capital Markets
Global Hunter Securities
Macquarie Capital
Scotiabank / Howard Weil
Simmons & Company International
Stephens Inc.

The date of this prospectus is   , 2014.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma consolidated and combined financial statements and the related notes thereto appearing elsewhere in this prospectus. References in this prospectus to our production, net acreage, identified drilling locations, working interest and well counts on a pro forma basis are pro forma for the Pacer Acquisition and the OGX Acquisition described in "—Recent Developments—Recent Acquisition History." References to our estimated proved reserves as of December 31, 2013 are derived from our proved reserve report (the "NSAI Report") prepared by Netherland, Sewell & Associates, Inc. ("NSAI"). The information presented in this prospectus assumes (i) an initial public offering price of $16.50 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock. In this prospectus, unless the context otherwise requires, the terms "we," "us" and "our" refer to Parsley Energy, LLC ("Parsley LLC") and its subsidiaries before the completion of our corporate reorganization in connection with this offering and Parsley Energy, Inc. ("Parsley Inc.") and its subsidiaries as of the completion of our corporate reorganization and thereafter. Please read "Corporate Reorganization." We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the "Glossary."

Our Company

We are an independent oil and natural gas company focused on the acquisition, development and exploitation of unconventional oil and natural gas reserves in the Permian Basin. The Permian Basin is located in West Texas and Southeastern New Mexico and is comprised of three primary sub-areas: the Midland Basin, the Central Basin Platform and the Delaware Basin. These areas are characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Our properties are primarily located in the Midland and Delaware Basins and our activities have historically been focused on the vertical development of the Spraberry, Wolfberry and Wolftoka Trends of the Midland Basin. Our vertical wells in the area are drilled into stacked pay zones that include the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline), Strawn, Atoka and Mississippian formations. We intend to supplement our vertical development drilling activity with horizontal wells targeting various stacked pay intervals in the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales.

We began operations in August 2008 when we acquired operator rights to wells producing from the Spraberry Trend in the Midland Basin from Joe Parsley, a co-founder of Parker and Parsley Petroleum Company. As of March 31, 2014, we continue to operate 98 gross (2.4 net) of these wells. Excluding those legacy 98 gross wells, as of March 31, 2014, on a pro forma basis, we had an average working interest of 59% in 457 gross producing wells. In total, we have interests in 555 gross (271 net) producing wells, on a pro forma basis, all of which are in the Midland Basin and 99% of which we operate. Since our inception, on a pro forma basis, we have leased or acquired 111,644 net acres in the Permian Basin, approximately 89,344 of which is in the Midland Basin. Since we commenced our drilling program in November 2009, we have operated up to 10 rigs simultaneously and averaged 9 operated rigs for the 12 months ended March 31, 2014. Driven primarily by our large-scale drilling program in the core of the Midland Basin, we have grown our net average daily production to 12,852 Boe/d for the month ended April 30, 2014, on a pro forma basis, a substantial majority of which is organic growth from wells we have drilled. We are currently operating nine vertical drilling rigs and one horizontal drilling rig and expect to operate eight vertical rigs and increase to five horizontal rigs by the first quarter of 2015.

(Midland Basin) and no locations in our Southern Delaware Basin acreage. As we expand our drilling program to our undeveloped Gaines County (Midland Basin) and Southern Delaware Basin acreage, we expect to identify additional vertical and horizontal drilling locations on those properties.

- *Optimize our low risk vertical drilling program and capture potential horizontal development opportunities.* Our large scale drilling program has historically focused on optimizing our vertical drilling and completion techniques across our Midland Basin acreage. We intend to continue drilling on 80-acre spacing to hold leases by production and to conduct infill drilling on 40-acre downspacing, which generally increases the recovery factor per section and enhances returns because infrastructure is typically in place. We believe opportunities for increased well density exist across our acreage base for both our horizontal and vertical drilling programs and that horizontal drilling may be economical in areas where vertical drilling is currently not economical or logistically viable. We intend to target multiple benches within the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales with horizontal wells and believe our horizontal drilling program may significantly increase our recoveries per section as compared to drilling vertical wells alone.

- *Improve operational and cost efficiency by maintaining control of our production.* We currently operate approximately 99% of the wells in which we have an interest and intend to maintain operational control of substantially all of our producing properties. We believe that retaining control of our production will enable us to increase recovery rates, lower well costs, improve drilling performance and increase ultimate hydrocarbon recovery through optimization of our drilling and completion techniques. Our management team regularly evaluates our operating results against those of other operators in the area in an effort to improve our performance and implement best practices. We have reduced the average time from spud to rig release for our vertical Spraberry and Wolfberry wells from approximately 18 days during 2011 to approximately 15.8 days in the first quarter of 2014. Our average total depth of wells drilled in 2013 was 11,350 feet. We have also reduced our total drilling, completion and facilities costs from a peak average of $2.4 million per well in the first quarter of 2012 to an average of $1.9 million per well in the fourth quarter of 2013. This decrease was driven primarily by a reduction in hydraulic fracturing costs and efficiencies gained through economies of scale over this time period.

- *Pursue additional leasing and strategic acquisitions.* We intend to focus primarily on increasing our acreage position through leasing in our Midland Basin-Core area, while selectively pursuing other acquisition opportunities that meet our strategic and financial objectives. Our acreage position extends through what we believe are multiple oil and natural gas producing stratigraphic horizons in the Midland Basin, which we refer to as the stacked pay core, and we believe we can economically and efficiently add and integrate additional acreage into our current operations. We have a proven history of acquiring leasehold positions in the Permian Basin that have substantial oil-weighted resource potential and believe our management team's extensive experience operating in the Midland Basin provides us with a competitive advantage in identifying leasing opportunities and acquisition targets and evaluating resource potential.

- *Maintain financial flexibility.* We intend to maintain a conservative financial position to allow us to develop our drilling, exploitation and exploration activities and maximize the present value of our oil-weighted resource potential. We intend to fund our growth with cash flow from operations, liquidity under our revolving credit facility and access to capital markets over time. As of March 31, 2014, after giving effect to this offering and the use of the proceeds therefrom, we will have $615.0 million of liquidity, with $287.8 million of cash and cash equivalents and $327.2 million of available borrowing capacity under our revolving credit facility. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to hedge approximately 40% to 60% of our expected oil production on a rolling 24 to 36 month basis, reducing our exposure to downside commodity price fluctuations and enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities. In addition, as a result of the recent increase in natural gas prices, we have hedged 1,800,000 MMBtu and 3,600,000 MMBtu of our expected 2014 and 2015 natural gas production, respectively.

Our Strengths

We believe that the following strengths will help us achieve our business goals:

- *Liquids rich, multi-year vertical drilling inventory in the core of one of North America's leading oil resource plays.* All of our leasehold acreage is located in one of the most prolific resource plays in North America, the Permian Basin in West Texas. The majority of our current properties in the Midland Basin are positioned in what we believe to be the stacked pay fairway of the Spraberry, Wolfberry and Wolftoka Trends. We have identified a multi-year inventory of potential drilling locations for our oil-weighted reserves that we believe provides attractive growth and return opportunities. We view our identified vertical drilling inventory in the Midland Basin as substantially "de-risked" based on our extensive drilling and production history in the area and well-established industry activity surrounding our acreage. As of December 31, 2013, our estimated net proved reserves consisted of approximately 54% oil, 23% natural gas liquids and 23% natural gas.

- *Extensive horizontal development potential.* We believe there are a significant number of horizontal locations on our acreage that will allow us to target the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales. In addition, based on our analysis of data acquired through our vertical drilling program and the activities of offset operators, we believe that multiple benches contained within our acreage may have significant resource potential, which could substantially increase the ultimate hydrocarbon recovery of each surface acre we have under leasehold. Excluding our Gaines County (Midland Basin) and Southern Delaware Basin acreage, on a pro forma basis, we had 1,681 identified potential horizontal drilling locations as of March 31, 2014. During 2013, we spud our first horizontal well in the Wolfcamp B interval across North Upton and Southern Midland Counties and plan to ramp up to five horizontal rigs by the first quarter of 2015. We currently expect to drill 30 additional gross (23 net) horizontal wells during 2014. As we continue to expand our vertical drilling program to our undeveloped acreage in Gaines County (Midland Basin) and the Southern Delaware Basin, we expect to identify additional horizontal drilling locations.

- *Incentivized management team with substantial technical and operational expertise.* Our management team has a proven track record of executing on multi-rig development drilling programs and extensive experience in the Spraberry, Wolfberry and Wolftoka Trends of the Permian Basin. Our chief executive officer, Bryan Sheffield, is a third generation oil and gas executive, and our management team has previous experience at Parker and Parsley Petroleum Company ("Parker and Parsley"), Concho Resources ("Concho"), Chesapeake Energy Corporation ("Chesapeake"), and Pioneer Natural Resources ("Pioneer"). We have also assembled a technical team that includes seven petroleum engineers and four geologists with an average of fifteen years of experience, which we believe will be of strategic importance as we continue to expand our future exploration and development plans. After giving effect to this offering, our management team will hold approximately 43.0% of our ownership interest and will be our largest shareholder group. We believe our management team's significant ownership interest provides meaningful incentive to increase the value of our business for the benefit of all shareholders.

- *Operating control over approximately 99% of our production.* As of March 31, 2014, we operated approximately 99% of the wells in which we have an interest. We believe that maintaining control of our production enables us to dictate the pace of development and better manage the cost, type and timing of exploration, exploitation and development activities. Our leasehold position is comprised primarily of properties that we operate and, excluding our Gaines County (Midland Basin) and Southern Delaware Basin acreage, on a pro forma basis, includes an estimated 1,594 80- and 40-acre potential vertical drilling locations, 1,986 20-acre potential vertical drilling locations and 1,681 potential horizontal drilling locations.

- *Conservative balance sheet.* We expect to maintain financial flexibility that will allow us to develop our drilling activities and selectively pursue acquisitions. After consummation of the transactions contemplated by this prospectus, we expect to have no debt outstanding under our revolving credit facility and $327.2 million of available borrowing capacity. We believe this borrowing capacity, along with our cash flow from operations, will provide us with sufficient liquidity to execute on our current capital program.

Recent Developments

Recent Well Results

The following table provides a summary of all wells completed during the third and fourth quarters of 2013 that have sufficient production data:

Area	Well Count	30-Day Average IP Rate (Boe/d)	90-Day Average Cumulative Production (Boe)	Average Total Depth (feet)
Midland Basin – Core	34	167(1)	11,099	11,733
Midland Basin – Tier I	10	104(2)	7,413	11,072

(1) Consisting of 94 Bbls/d of oil and 440 Mcf/d of natural gas. NGLs production and sales are included in our natural gas production and sales.
(2) Consisting of 79 Bbls/d of oil and 147 Mcf/d of natural gas. NGLs production and sales are included in our natural gas production and sales.

Recent Horizontal Operating Results

In November 2013, we commenced our horizontal drilling program in the Midland Basin with one rig targeting various intervals in the Wolfcamp shale. As of April 30, 2014, we had three wells on production (Dusek 45-1HB, Shackelford 7-1HB and Dusek 44-1HB), one well undergoing a fracture stimulation treatment (Shackelford 7-2HB) and one well being drilled (Skaggs 8-2HB).

The Dusek 45-1HB had a 24-hour peak rate of 2,044 Boe/d (1,487 Bbls/d of oil, 387 Bbls/d of NGLs and 1,017 Mcf/d of natural gas) and a peak 30-day rate of 1,591 Boe/d (1,156 Bbls/d of oil, 303 Bbls/d of NGLs and 796 Mcf/d of natural gas) and is currently producing while on gas lift. The Shackelford 7-1HB had a 24-hour peak rate of 1,441 Boe/d (1,121 Bbls/d of oil, 223 Bbls/d of NGLs and 585 Mcf/d of natural gas) and a peak 30-day rate of 796 Boe/d (568 Bbls/d of oil, 158 Bbls/d of NGLs and 421 Mcf/d of natural gas) and is currently producing while on gas lift.

The Dusek 45-1HB targeted the Wolfcamp B and was completed utilizing 39 frac stages over a 9,061' stimulated interval. The Shackelford 7-1HB also targeted the Wolfcamp B and was completed utilizing 21 frac stages over a 4,571' stimulated interval and is currently producing. The Dusek 44-1HB also targeted the Wolfcamp B and was completed utilizing 22 frac stages over a 4,697' stimulated interval. We do not currently have sufficient production data for the Dusek 44-1HB well. The Shackelford 7-2HB is targeting the Wolfcamp B and is currently undergoing fracture stimulation. The Skaggs 8-2HB is targeting the Wolfcamp B and is currently drilling.

Recent Acquisition Activity

On April 10, 2014, we entered into an agreement pursuant to which we acquired an option to purchase 5,040 gross (4,867 net) acres primarily in our Midland Basin-Core area (the "OGX Acquisition") for total consideration of $132.8 million (net of a $1.0 million option fee). There is de minimis production associated with this acreage. The option is exercisable at any time within the ten day period following the consummation of this offering, and expires on July 31, 2014. Closing of the acquisition is subject to satisfaction of customary closing conditions, including completion of title and other diligence. We expect to exercise the option; however, we can provide no assurance that we will be able to complete the acquisition on the terms described or at all. We expect to use a portion of the net proceeds from this offering to fund the purchase price of these assets. See "Use of Proceeds."

LLC will receive shares of Class A common stock in the merger, (e) Parsley Inc. will issue and contribute 32,086,042 shares of its Class B common stock and all of the net proceeds of this offering to Parsley LLC in exchange for 79,627,508 PE Units and (f) Parsley LLC will distribute to each of the Existing Owners that will continue to own PE Units following this offering (collectively, the "PE Unit Holders"), one share of Class B common stock for each PE Unit such PE Unit Holder holds. After giving effect to these transactions and the offering contemplated by this prospectus, Parsley Inc. will own an approximate 71.3% interest in Parsley LLC (or 72.9% if the underwriters' option to purchase additional shares is exercised in full) and the PE Unit Holders will own an approximate 28.7% interest in Parsley LLC (or 27.1% if the underwriters' option to purchase additional shares is exercised in full). Please see "Principal and Selling Shareholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

The PE Unit Holders will have the right to exchange (the "Exchange Right") all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at our or Parsley LLC's election (the "Cash Option")) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged as described under "Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement." In addition, the PE Unit Holders and NGP will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock as described under "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

We will enter into a Tax Receivable Agreement with Parsley LLC and the PE Unit Holders and certain other Existing Owners (each such person, a "TRA Holder"). This agreement generally provides for the payment by Parsley Inc. to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the contribution in connection with this offering by such TRA Holder of all or a portion of its PE Units to Parsley Inc. in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the exchange by such TRA Holder of PE Units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units for cash pursuant to the Cash Option) and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Parsley Inc. will retain the benefit of the remaining 15% of these cash savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



Investors in this offering
Existing Owners(1)
44.9% Class A Common Stock
100% Class B Common Stock
60.7% Total Voting Power
55.1% Class A Common Stock
39.3% Total Voting Power
Parsley Energy, Inc.
(NYSE: PE)
Sole Managing Member
79,627,508 PE Units
71.3% of PE Units
32,086,042 PE Units
28.7% of PE Units
Parsley Energy, LLC
(Parsley LLC)
100%
Parsley Finance Corp.
100%
100%
100%
Parsley Energy Operations, LLC (PEO)
Parsley Energy Management, LLC (PEM)
Parsley Energy, L.P. (Parsley LP)
100%
50%
Parsley Energy Aviation, LLC
Spraberry Production Services, LLC(2)

(1) Includes all of our executive officers and NGP. See "Corporate Reorganization—Existing Owners Ownership" on page 133.
(2) Spraberry Production Services, LLC is not consolidated in our consolidated and combined financial statements.

Our Principal Shareholders

Upon completion of this offering, the Existing Owners will initially own 35,727,508 shares of Class A common stock, 32,086,042 PE Units and 32,086,042 shares of Class B common stock, representing approximately 60.7% of the voting power of Parsley Inc. For more information on our reorganization and the ownership of our common stock by our principal and selling shareholders, see "Corporate Reorganization" and "Principal and Selling Shareholders."

In June 2013, Natural Gas Partners, through NGP X US Holdings, L.P., and other investors, including all of our executive officers (the "PSP Members"), provided $73.5 million in exchange for equity interests in Parsley LLC that will be exchanged for shares of our Class A common stock in connection with this offering and that are entitled to a 9.5% return on their invested capital (the "Preferred Return"). We intend to use a portion of the proceeds of this offering to make a cash payment in settlement of the Preferred Return. As of March 31, 2014, the cash payment accrued with respect to the Preferred Return was approximately $5.6 million, of which 88.4% relates to NGP's investment and the remainder to the PSP Members' investment.

Founded in 1988, NGP is a family of energy-focused private equity funds with over $10 billion in aggregate committed capital under management since inception. After giving effect to this offering, NGP will hold approximately 6.1% of our Class A common stock.

Risk Factors

Investing in our Class A common stock involves risks that include the speculative nature of oil and natural gas exploration, competition, volatile oil and natural gas prices and other material factors. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 23 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment:

- Oil and natural gas prices are volatile. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

- Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

- Our exploitation, development and exploration projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our reserves.

- Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

- Our producing properties are located in the Permian Basin of West Texas, making us vulnerable to risks associated with operating in one major geographic area.

- Unless we replace our reserves with new reserves and develop those reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.

- We depend upon several significant purchasers for the sale of most of our oil and natural gas production. The loss of one or more of these purchasers could, among other factors, limit our access to suitable markets for the oil and natural gas we produce.

THE OFFERING

Class A common stock offered by us....	36,363,636 shares (42,948,636 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock offered by the selling shareholders	7,536,364 shares.
Total Class A common stock offered....	43,900,000 shares (50,485,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock to be outstanding immediately after completion of this offering	79,627,508 shares (86,212,508 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock owned by the selling shareholders after this offering	31,559,706 shares.
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of 6,585,000 additional shares of our Class A common stock.
Class B common stock to be outstanding immediately after completion of this offering	32,086,042 shares, or one share for each PE Unit held by the PE Unit Holders immediately following this offering. Class B shares are non-economic. When a PE Unit is exchanged for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.
Voting Power of Class A common stock after giving effect to this offering	71.3% or (or 100% if all outstanding PE Units held by the PE Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).
Voting Power of Class B common stock after giving effect to this offering	28.7% or (or 0% if all outstanding PE Units held by the PE Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).
Voting rights........................	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See "Description of Capital Stock."

Use of proceeds	We expect to receive approximately $562.5 million of net proceeds from the sale of the Class A common stock offered by us, based upon the assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us (or approximately $665.2 million if the underwriters' option to purchase additional shares is exercised in full). Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $34.4 million (assuming no exercise of the underwriters' option to purchase additional shares).
	We intend to contribute all of the net proceeds of this offering to Parsley LLC in exchange for PE Units. Parsley LLC will use (i) approximately $6.7 million to make a cash payment in settlement of the Preferred Return, (ii) $165.3 million to reduce amounts drawn under Parsley LLC's revolving credit facility, (iii) $132.8 million to fund the OGX Acquisition and related fees and expenses and (iv) any remaining net proceeds for general corporate purposes, including to fund a portion of our exploration and development program. In the event that the OGX Acquisition does not close, we would use the net proceeds for general corporate purposes, including to fund a portion of our exploration and development program. Please see "Use of Proceeds."
	We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders.
Conflicts of Interest.	A portion of the net proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because affiliates of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC are lenders under our revolving credit facility and will receive 5% or more of the net proceeds of this offering, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC are deemed to have a "conflict of interest" under Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See "Use of Proceeds" and "Underwriting (Conflicts of Interest)" beginning on pages 50 and 155, respectively for additional information.
Exchange rights of PE Unit Holders	Under the Parsley Energy LLC Agreement, PE Unit Holders may exchange their PE Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) or, at our or Parsley LLC's option, the Cash Option.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL DATA

Parsley Inc. was formed in December 2013 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated and combined financial data of our accounting predecessor, Parsley LLC and its predecessors, for the periods and as of the dates presented. Parsley LLC was formed on June 11, 2013. Concurrent with the formation of Parsley LLC, all of the interest holders in Parsley Energy, L.P., Parsley Energy Management, LLC and Parsley Energy Operations, LLC exchanged their interests in each such entity for common units in Parsley LLC (the "Exchange"). The Exchange was treated as a reorganization of entities under common control. Due to the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Condition and Results of Operations," our future results of operations will not be comparable to the historical results of our predecessor.

The summary historical consolidated and combined financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 were derived from the audited historical consolidated and combined financial statements of our predecessor included elsewhere in this prospectus. The summary unaudited historical interim consolidated and combined financial data as of and for the three months ended March 31, 2013 and 2014 were derived from the unaudited interim condensed consolidated and combined financial statements of our predecessor included elsewhere in this prospectus. The summary unaudited historical consolidated and combined interim financial data has been prepared on a consistent basis with the audited consolidated and combined financial statements of Parsley LLC. In the opinion of management, such summary unaudited historical consolidated and combined interim financial data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year because of the impact of fluctuations in prices received from oil and natural gas, natural production declines, the uncertainty of exploration and development drilling results and other factors.

The summary unaudited pro forma consolidated and combined statement of operations data for the three months ended March 31, 2014 and for the year ended December 31, 2013 has been prepared to give pro forma effect to (i) the reorganization transactions described under "Corporate Reorganization," (ii) the acquisition in December 2013 of non-operated working interests in a number of wells for aggregate consideration of approximately $80.0 million (the "Merit Acquisition"), (iii) the Pacer Acquisition, (iv) the repayment and termination of our second lien credit facility and the repayment of amounts drawn under our revolving credit facility and (v) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2013. The summary unaudited pro forma consolidated and combined balance sheet as of March 31, 2014 has been prepared to give pro forma effect to these transactions as if they had been completed on March 31, 2014, respectively. The summary unaudited pro forma consolidated and combined financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," the historical consolidated and combined financial statements of our predecessor and the pro forma consolidated and combined financial statements of Parsley Inc. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

	Predecessor					Parsley Energy, Inc. Pro Forma	
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2011	2012	2013	2013	2014	2013	2014
						(Unaudited)	
	(in thousands, except per share data)						
Consolidated and Combined Statements of Operations Data:							
Revenues:							
Oil sales........................	$ 8,702	$ 30,443	$ 97,839	$ 13,532	$ 44,978	$ 114,223	$ 48,944
Natural gas and natural gas liquids sales	2,132	7,236	23,179	2,725	11,882	29,220	13,251
Total revenues	10,834	37,679	121,018	16,257	56,860	143,443	62,195
Operating expenses:							
Lease operating expenses.......	1,446	4,646	16,572	2,617	7,018	17,104	7,217
Production and ad valorem taxes.......................	610	2,412	7,081	851	2,932	8,289	3,227
Depreciation, depletion and amortization	1,247	6,406	28,152	3,336	17,819	35,206	20,191
General and administrative expenses	1,357	3,629	16,481	2,274	8,155	16,481	8,155
Accretion of asset retirement obligations	32	66	181	25	92	192	94
Total operating expenses ...	4,692	17,159	68,467	9,103	36,016	77,272	38,884
Gain on sales of oil and natural gas properties.......................	6,638	7,819	36	—	—	36	—
Operating income	12,780	28,339	52,587	7,154	20,844	66,207	23,311
Other income (expense):							
Interest expense, net	(458)	(6,285)	(13,714)	(2,568)	(7,928)	(42,095)	(10,532)
Prepayment premium on extinguishment of debt.......	—	(6,597)	—	—	(5,107)	—	(5,107)
Income of equity investment	136	267	184	125	119	184	119
Derivative loss	(255)	(2,190)	(9,800)	(3,864)	(5,676)	(9,800)	(5,676)
Other income (expense)	(267)	(81)	159	24	20	159	20
Total other income (expense), net	(844)	(14,886)	(23,171)	(6,283)	(18,572)	(51,552)	(21,176)
Income before income taxes.........	11,936	13,453	29,416	871	2,272	14,655	2,135
Income tax expense(1).............	(116)	(554)	(1,906)	(335)	(545)	(5,243)	(978)
Consolidated and combined net income	11,820	12,899	27,510	536	1,727	9,412	1,157
Less: net income attributable to noncontrolling interest............	—	—	—	—	—	(3,599)	(442)
Net income attributable to stockholders....................	$ 11,820	$ 12,899	$ 27,510	$ 536	$ 1,727	$ 5,813	$ 715

	Year Ended December 31,			Three Months Ended March 31,		Parsley Energy, Inc. Pro Forma	
						Year Ended December 31,	Three Months Ended March 31,
	2011	2012	2013	2013	2014	2013	2014
						(Unaudited)	
			(in thousands, except per share data)				
Net income (loss) per common share:							
Basic						$ 0.07	$ 0.01
Diluted						$ 0.07	$ 0.01
Weighted average common shares outstanding:							
Basic						79,628	79,628
Diluted						111,714	111,714
Consolidated and Combined Statements of Cash Flows Data:							
Cash provided by (used in):							
Operating activities	$ 16,031	$ 5,025	$ 53,235	$ 18,053	$ 9,985		
Investing activities	(15,654)	(89,539)	(425,611)	(34,486)	(120,820)		
Financing activities	19,729	74,245	378,096	23,141	93,840		
Consolidated and Combined Balance Sheets Data (at period end):							
Cash and cash equivalents	$ 23,942	$ 13,673	$ 19,393	$ 20,381	$ 2,398		$ 287,798
Total assets	64,478	181,239	742,556	227,349	857,229		1,446,105
Total debt	26,118	119,663	430,197	143,555	533,075		559,075
Total mezzanine equity	—	—	77,158	—	78,880		—
Total equity	9,053	6,017	30,874	6,551	31,407		628,463
Other Financial Data:							
Adjusted EBITDA(2)	$ 7,265	$ 26,281	$ 75,595	$ 9,966	$ 37,614	$ 96,280	$ 42,455

(1) Parsley Inc. is a subchapter C corporation ("C-corp") under the Internal Revenue Code of 1986, as amended, and is subject to federal and State of Texas income taxes. Our predecessor, Parsley LLC was not subject to U.S. federal income taxes. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred as a C-corp during such periods. However, our pro forma financial data gives effect to income taxes, at an effective tax rate of 36%, on the earnings of our predecessor as if it had been subject to federal and state income taxes as a C-corp for the year ended December 31, 2013 and the three months ended March 31, 2014.

(2) Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is not a measure of net income as determined by United States generally accepted accounting principles ("GAAP"). Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated and combined financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as net income before depreciation, depletion and amortization, gain (loss) on sales of oil and natural gas properties, asset retirement obligation accretion expense, interest expense, income tax, prepayment premium on extinguishment of debt, gain (loss) on derivative instruments, net cash receipts (payments) on settled derivative instruments and premiums (paid) received on options that settled during the period.

Management believes Adjusted EBITDA is useful because it allows it to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measure of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income for each of the periods indicated.

						Parsley Energy, Inc. Pro Forma	
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2013	Three Months Ended March 31, 2014
	2011	2012	2013	2013	2014		
						(Unaudited)	
Adjusted EBITDA reconciliation to net income (in thousands):							
Net income	$ 11,820	$ 12,899	$ 27,510	$ 536	$ 1,727	$ 9,412	$ 1,157
Depreciation, depletion and amortization	1,247	6,406	28,152	3,336	17,819	35,206	20,191
Gain on sales of oil and natural gas properties.	(6,638)	(7,819)	(36)	—	—	(36)	—
Asset retirement obligation accretion expense	32	66	181	25	92	192	94
Interest expense, net	458	6,285	13,714	2,568	7,928	42,095	10,532
Income tax	116	554	1,906	335	545	5,243	978
Prepayment premium on extinguishment of debt	—	6,597	—	—	5,107	—	5,107
Derivative loss	255	2,190	9,800	3,864	5,676	9,800	5,676
Net cash receipts (payments) on settled derivative instruments.	78	179	(198)	(2)	(20)	(198)	(20)
Premiums (paid) received on options that settled during the period	(103)	(1,076)	(5,434)	(696)	(1,260)	(5,434)	(1,260)
Adjusted EBITDA.	$ 7,265	$ 26,281	$ 75,595	$9,966	$ 37,614	$ 96,280	$ 42,455

price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our principal shareholders will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), the Existing Owners will own approximately 44.9% of our Class A common stock and 100% of our Class B common stock (representing 60.7% of our combined economic interest and voting power).

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their stock in us, the Existing Owners will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant shareholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.

So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring shareholder approval, regardless of whether or not other shareholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other shareholders. In addition, NGP and its affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. NGP and its affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling shareholder.

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our shareholders' best interests.

We have engaged in transactions and expect to continue to engage in transactions with affiliated companies, as described under the caption "Certain Relationships and Related Party Transactions."

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:

• limitations on the removal of directors;

- limitations on the ability of our shareholders to call special meetings;

- establishing advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders;

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $10.87 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $10.87 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2014 after giving effect to this offering would be $5.63 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering are expected to be used for general corporate purposes, including working capital. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We do not intend to pay dividends on our Class A common stock, and our credit facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare dividends on shares of our Class A common stock in the foreseeable future. Additionally, our credit facilities place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, the PE Unit Holders may exchange their PE Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 79,627,508 outstanding shares of Class A common stock and 32,086,042 outstanding shares of Class B common stock. This number includes 43,900,000 shares of Class A common stock that we and the selling shareholders are selling in this offering and the 6,585,000 shares of Class A common stock that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own 35,727,508 shares of Class A common stock and 32,086,042 shares of Class B common stock, representing approximately 60.7% (or 57.3% if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting (Conflicts of Interest)," but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Employees will be subject to certain restrictions on the sale of their shares for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 12,727,273 shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

that any PE Units that the PE Unit Holders or their permitted transferees own on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of such future benefits.

In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control due to the additional transaction cost a potential acquirer may attribute to satisfying such obligations. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payment would be approximately $160.4 million (calculated using a discount rate equal to the LIBOR, plus 300 basis points, applied against an undiscounted liability of $233.4 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $562.5 million, assuming an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $37.5 million, in the aggregate.

We intend to contribute all of the net proceeds from this offering to Parsley LLC in exchange for PE Units. Parsley LLC will use (i) approximately $6.7 million to make a cash payment in settlement of the Preferred Return, (ii) $165.3 million to reduce amounts drawn under Parsley LLC's revolving credit facility, (iii) $132.8 million to fund the OGX Acquisition and related fees and expenses and (iv) any remaining net proceeds for general corporate purposes, including to fund a portion of our exploration and development program. In the event the acquisition of the OGX Acquisition does not close, we would use the net proceeds for general corporate purposes, including to fund a portion of our exploration and development program.

Our revolving credit facility matures on September 10, 2018. As of March 31, 2014, the revolving credit facility had a balance of approximately $130.0 million and bore interest at a weighted average interest rate of 2.56%. The borrowings to be repaid were incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our revolving credit facility, we may at any time reborrow amounts repaid under our revolving credit facility and we expect to do so to fund our capital program and for other general corporate purposes.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 6,585,000 additional shares of our Class A common stock. We will use the proceeds from the sale of these additional shares for to fund our exploration and development program.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $34.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds to fund our exploration and development program. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds directed to reduce amounts drawn under Parsley LLC's revolving credit facility. Any reduction in net proceeds may cause us to need to borrow additional funds under our credit facilities to fund our operations, which would increase our interest expense and decrease our net income.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

- on an actual basis;

- on an as adjusted basis to give effect to (i) the issuance and sale of $150 million in senior unsecured notes as described under "Prospectus Summary—Recent Developments—Senior Unsecured Notes" and (ii) the use of cash on hand and borrowings under our revolving credit facility to pay the purchase price for the Pacer Acquisition; and

- on an as further adjusted basis after giving effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2014		
	Actual(1)	As Adjusted	As Further Adjusted(2)
	(in thousands)		
Cash and cash equivalents	$ 2,398	$ 27,488	$287,798
Debt:			
Revolving credit facility(3)	$130,000	$165,282	$ —
7.5% Senior Notes due 2022(4)	400,000	550,000	550,000
Other debt	3,075	3,075	3,075
Total debt	$533,075	$718,357	$553,075
Mezzanine equity(5)	$ 78,880	$ 78,880	$ —
Members' equity	$ 31,407	$ 31,407	$ —
Shareholders' equity:			
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding, actual or as adjusted; and 50,000,000 shares authorized, no shares issued and outstanding, as further adjusted	—	—	—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding, actual or as adjusted; and 600,000,000 shares authorized, 79,627,508 shares issued and outstanding, as further adjusted	—	—	797
Class B common stock, $0.01 par value; no shares authorized, issued or outstanding, actual or as adjusted; and 125,000,000 shares authorized, 32,086,042 shares issued and outstanding, as further adjusted	—	—	321
Additional paid-in capital	—	—	476,293
Accumulated deficit	—	—	(41,146)
Total shareholders' equity	$ 31,407	$ 31,407	$436,265
Total capitalization	$643,362	$828,644	$989,340

---

(1) Parsley Inc. was incorporated in December 2013. The data in this table has been derived from the historical consolidated and combined financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would have no effect on our total indebtedness and would increase (decrease) cash and cash equivalents, additional paid-in capital, total shareholders' equity and total capitalization each by approximately $34.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents by approximately $15.6 million and increase (decrease) additional paid-in capital, total shareholders' equity and total capitalization each by approximately $15.6 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Cash and cash equivalents as of March 31, 2014 reflects $2.5 million of the estimated expenses from this offering that have already been paid.

(3) As of April 30, 2014, the borrowing base was $327.5 million, the outstanding balance totaled $175.3 million including an outstanding letter of credit in the amount of $0.3 million, and we were able to incur approximately $152.3 million of indebtedness under our revolving credit facility. After giving effect to the consummation of the corporate reorganization and the application of the net proceeds of this offering, we expect to have $327.2 million of available borrowing capacity under our revolving credit facility.

(4) Reflected at principal amount and excludes issue premium on the notes issued in April 2014 of $6.0 million, which will be amortized over the life of the notes.

(5) On June 11, 2013, Parsley LLC issued membership interests to NGP and other investors for total consideration of $73.5 million. These interest holders were granted certain rights under Parsley LLC's limited liability company agreement. Included with these rights were (1) the right to receive a return on their invested capital prior to any distribution to any other unit holders and (2) the right to require Parsley LLC to redeem all, but not less than all, of such holder's interest in Parsley LLC after the seventh anniversary, but before the eighth anniversary, of the date of their investment, or if Bryan Sheffield ceases to be Parsley LLC's Chief Executive Officer. As the investment by these holders is redeemable at their option, Parsley LLC has reflected this investment outside of permanent equity, under the heading "*Mezzanine Equity—Redeemable LLC Units*" in Parsley LLC's Condensed Consolidated and Combined Balance Sheet at December 31, 2013, in accordance with Accounting Standards Codification Topic 480, *"Distinguishing Liabilities from Equity."*

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of March 31, 2014, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $63.5 million, or $0.84 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (assuming the midpoint of the range on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2014 would have been approximately $628.5 million, or $5.63 per share. This represents an immediate increase in the net tangible book value of $4.78 per share to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $10.87 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

Assumed initial public offering price per share		$ 16.50
Pro forma net tangible book value per share as of March 31, 2014 (after giving effect to our corporate reorganization)	$ 0.84	
Increase per share attributable to new investors in the offering	$ 4.78	
As adjusted pro forma net tangible book value per share (after giving effect to our corporate reorganization and this offering)		5.63
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$ 10.87

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $11.57 or $10.18, respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2014, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $16.50, the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in millions)		
Existing shareholders(1)	75,349,914	67.4%	$ 73.5	10.9%	$0.976
New investors(2)	36,363,636	32.6%	$ 600	89.1%	$16.50
Total	111,713,550	100%	$673.5	100%	$ 6.03

(1) The number of shares disclosed for the existing shareholders includes 7,536,364 shares being sold by the selling shareholders in this offering.

(2) The number of shares disclosed for the new investors does not include the 7,536,364 shares being purchased by the new investors from the selling shareholders in this offering.

The data in the table excludes 12,727,273 shares of Class A common stock initially reserved for issuance under our equity incentive plan, based on an assumed public offering price of $16.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus):

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 50,485,000, or approximately 58.6% of the total number of shares of Class A common stock.

You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," the historical consolidated and combined financial statements of our predecessor and the pro forma consolidated and combined financial statements of Parsley Inc. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

	Predecessor					Parsley Energy, Inc. Pro Forma	
				Three Months Ended March 31,		Year Ended December 31, 2013	Three Months Ended March 31, 2014
	2011	2012	2013	2013	2014		
						(Unaudited)	
	(in thousands, except per share data)						
Consolidated and Combined Statements of Operations Data:							
Revenues:							
Oil sales	$ 8,702	$ 30,443	$ 97,839	$ 13,532	$ 44,978	$ 114,223	$ 48,944
Natural gas and natural gas liquids sales	2,132	7,236	23,179	2,725	11,882	29,220	13,251
Total revenues	10,834	37,679	121,018	16,257	56,860	143,443	62,195
Operating expenses:							
Lease operating expenses ..	1,446	4,646	16,572	2,617	7,018	17,104	7,217
Production and ad valorem taxes	610	2,412	7,081	851	2,932	8,289	3,227
Depreciation, depletion and amortization............	1,247	6,406	28,152	3,336	17,819	35,206	20,191
General and administrative expenses	1,357	3,629	16,481	2,274	8,155	16,481	8,155
Accretion of asset retirement obligations ...	32	66	181	25	92	192	94
Total operating expenses	4,692	17,159	68,467	9,103	36,016	77,272	38,884
Gain on sales of oil and natural gas properties	6,638	7,819	36	—	—	36	—
Operating income..............	12,780	28,339	52,587	7,154	20,844	66,207	23,311
Other income (expense):							
Interest expense, net	(458)	(6,285)	(13,714)	(2,568)	(7,928)	(42,095)	(10,532)
Prepayment premium on extinguishment of debt ..	—	(6,597)	—	—	(5,107)	—	(5,107)
Income of equity investment	136	267	184	125	119	184	119
Derivative loss............	(255)	(2,190)	(9,800)	(3,864)	(5,676)	(9,800)	(5,676)
Other income (expense)....	(267)	(81)	159	24	20	159	20
Total other income (expense), net	(844)	(14,886)	(23,171)	(6,283)	(18,572)	(51,552)	(21,176)
Income before income taxes	11,936	13,453	29,416	871	2,272	14,655	2,135
Income tax expense(1)	(116)	(554)	(1,906)	(335)	(545)	(5,243)	(978)
Consolidated and combined net income.....................	11,820	12,899	27,510	536	1,727	9,412	1,157
Less: net income attributable to noncontrolling interest	—	—	—	—	—	(3,599)	(442)
Net income attributable to stockholders	$11,820	$ 12,899	$ 27,510	$ 536	$ 1,727	$ 5,813	$ 715

	Predecessor					Parsley Energy, Inc. Pro Forma	
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2013	Three Months Ended March 31, 2014
	2011	2012	2013	2013	2014		
						(Unaudited)	
			(in thousands, except per share data)				
Net income (loss) per common share:							
Basic.................						$ 0.07	$ 0.01
Diluted...............						$ 0.07	$ 0.01
Weighted average common shares outstanding:							
Basic.................						79,628	79,628
Diluted...............						111,714	111,714
Consolidated and Combined Statements of Cash Flows Data:							
Cash provided by (used in):							
Operating activities........	$ 16,031	$ 5,025	$ 53,235	$ 18,053	$ (9,985)		
Investing activities........	(15,654)	(89,539)	(425,611)	(34,486)	(120,820)		
Financing activities........	19,729	74,245	378,096	23,141	93,840		
Consolidated and Combined Balance Sheets Data (at period end):							
Cash and cash equivalents	$ 23,942	$ 13,673	$ 19,393	$ 20,381	$ 2,398		$ 287,798
Total assets	64,478	181,239	742,556	227,349	857,229		1,446,105
Total debt	26,118	119,663	430,197	143,555	533,075		559,075
Total mezzanine equity...............	—	—	77,158	—	78,880		—
Total equity............	9,053	6,017	30,874	6,551	31,407		628,463
Other Financial Data:							
Adjusted EBITDA(2) ...	$ 7,265	$ 26,281	$ 75,595	$ 9,966	$ 37,614	$ 96,280	$ 42,455

(1) Parsley Inc. is a subchapter C-corp under the Internal Revenue Code of 1986, as amended, and is subject to federal and State of Texas income taxes. Our predecessor, Parsley LLC was not subject to U.S. federal income taxes. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred as a C-corp during such periods. However, our pro forma consolidated and combined financial data gives effect to income taxes, at an effective tax rate of 36%, on the earnings of our predecessor as if it had been subject to federal and state income taxes as a C-corp for the year ended December 31, 2013 and the three months ended March 31, 2014.

(2) Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Prospectus Summary—Summary Historical and Pro Forma Consolidated and Combined Financial Data—Non-GAAP Financial Measures."

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis should be read in conjunction with the "Selected Historical and Pro Forma Consolidated and Combined Financial Data" and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements," all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Our Predecessor and Parsley Energy, Inc.

Parsley Inc. was formed in December 2013 and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessors are Parsley LLC and its predecessors. Parsley LLC was formed in June 2013 to engage in the acquisition, development, exploration and exploitation of oil and natural gas reserves in the Permian Basin. Concurrent with the formation of Parsley LLC all of the interest holders in Parsley LP, PEM and PEO exchanged their interests in each such entity for interests in Parsley LLC (the "Exchange"). The Exchange was treated as a reorganization of entities under common control.

Following this offering and the transactions related thereto, Parsley Inc. will be a holding company whose sole material asset will consist of 32,086,042 PE Units. After the consummation of the transactions contemplated by this prospectus, Parsley Inc. will be the managing member of Parsley LLC and will be responsible for all operational, management and administrative decisions relating to Parsley LLC business and will consolidate the financial results of Parsley LLC and its subsidiaries.

Overview

We are an independent oil and natural gas company focused on the acquisition, development, and exploitation of unconventional oil and natural gas reserves in the Permian Basin. Our properties are located in the Midland and Delaware Basins and our activities have historically been focused on the vertical development of the Spraberry, Wolfberry and Wolftoka Trends of the Midland Basin. Our vertical wells in the area are drilled into stacked pay zones that include the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline), Strawn, Atoka and Mississippian formations. We have begun to supplement our vertical development drilling activity with horizontal wells and expect to target various stacked pay intervals in the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales.

Our Properties

At March 31, 2014, our acreage position was 111,644 net acres. The vast majority of our acreage is located in the Midland Basin, and the majority of our identified vertical and horizontal drilling locations are located in our Midland Basin-Core area. From the time we began drilling operations in November 2009 through March 31, 2014, we have drilled and placed on production approximately 402 vertical wells across our acreage in the Midland Basin and at times we have operated up to 10 vertical drilling rigs simultaneously. In addition to our vertical drilling program in the Midland Basin, we initiated our horizontal development program with one rig during the fourth quarter of 2013. Additionally we commenced our vertical appraisal drilling program in the Delaware Basin during the first quarter of 2014 and expect to drill three vertical appraisal wells in 2014. This activity has allowed us to identify a multi-year inventory of 3,580 potential vertical drilling locations and 1,681 to the Parsley LLC's limited liability company agreement, we will begin accounting for the incentive unit awards as equity-classified awards pursuant to ASC Topic 718. This will result in the recognition of $41.1 million of compensation cost equal to the excess of the modified awards' fair value (based on the midpoint of the price range set forth on the cover page of this prospectus) over the amount of cumulative compensation cost recognized prior to that date.

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, increased scope of our operations as a result of recent activities and costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to shareholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental general and administrative expenses are not included in our historical results of operations.

Corporate Reorganization

The historical consolidated and combined financial statements included in this prospectus are based on the financial statements of our accounting predecessors, Parsley LLC and its predecessors, prior to our reorganization in connection with this offering as described in "Corporate Reorganization." As a result, the historical consolidated and combined financial data may not give you an accurate indication of what our actual results would have been if the transactions described in "Corporate Reorganization" had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. In addition, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally provides for the payment by us to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the contribution in connection with this offering by such TRA Holder of all or a portion of its PE Units to Parsley Inc. in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the exchange by such TRA Holder of PE Units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units for cash pursuant to the Cash Option) and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Income Taxes

Our accounting predecessors are limited liability companies or limited partnerships and therefore not subject to U.S. federal income taxes. Accordingly, no provision for U.S. federal income taxes has been provided for in our historical results of operations because taxable income was passed through to Parsley LLC's members. Although we are a corporation under the Code, subject to U.S. federal income taxes at a statutory rate of 35% of pretax earnings, we do not expect to report any income tax benefit or expense attributable to U.S. federal income taxes until the consummation of this offering. At the closing of this offering, we will be taxed as a corporation under the Code and subject to U.S. federal income taxes at a statutory rate of 35% of pretax earnings.

Parsley LLC's operations located in Texas are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 1.0% of income that is apportioned to Texas.

economically and efficiently add and integrate additional acreage into our current operations. We have a proven history of acquiring leasehold positions in the Permian Basin that have substantial oil-weighted resource potential and believe our management team's extensive experience operating in the Midland Basin provides us with a competitive advantage in identifying leasing opportunities and acquisition targets and evaluating resource potential.

- *Maintain financial flexibility.* We intend to maintain a conservative financial position to allow us to develop our drilling, exploitation and exploration activities and maximize the present value of our oil-weighted resource potential. We intend to fund our growth with cash flow from operations, liquidity under our revolving credit facility and access to capital markets over time. As of March 31, 2014, after giving effect to this offering and the use of the proceeds therefrom, we will have $615.0 million of liquidity, with $287.8 million of cash and cash equivalents and $327.2 million of available borrowing capacity under our revolving credit facility. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to hedge approximately 40% to 60% of our expected oil production on a rolling 24 to 36 month basis, reducing our exposure to downside commodity price fluctuations and enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities. In addition, as a result of the recent increase in natural gas prices, we have hedged approximately 1,800,000 MMBtu and 3,600,000 MMBtu of our expected 2014 and 2015 natural gas production, respectively.

Our Strengths

We believe that the following strengths will help us achieve our business goals:

- *Liquids rich, multi-year vertical drilling inventory in the core of one of North America's leading oil resource plays.* All of our leasehold acreage is located in one of the most prolific resource plays in North America, the Permian Basin in West Texas. The majority of our current properties in the Midland Basin are positioned in what we believe to be the stacked pay fairway of the Spraberry, Wolfberry and Wolftoka Trends. We have identified a multi-year inventory of potential drilling locations for our oil-weighted reserves that we believe provides attractive growth and return opportunities. We view our identified vertical drilling inventory in the Midland Basin as substantially "de-risked" based on our extensive drilling and production history in the area and well-established industry activity surrounding our acreage. As of December 31, 2013, our estimated net proved reserves consisted of approximately 54% oil, 23% natural gas liquids and 23% natural gas.

- *Extensive horizontal development potential.* We believe there are a significant number of horizontal locations on our acreage that will allow us to target the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales. In addition, based on our analysis of data acquired through our vertical drilling program and the activities of offset operators, we believe that multiple benches contained within our acreage may have significant resource potential, which could substantially increase the ultimate Southern hydrocarbon recovery of each surface acre we have under leasehold. Excluding our Gaines County (Midland Basin) and Delaware Basin acreage, on a pro forma basis, we had 1,681 identified potential horizontal drilling locations as of March 31, 2014. During 2013, we spud our first horizontal well in the Wolfcamp B interval across North Upton and Southern Midland Counties and plan to ramp up to five horizontal rigs by the first quarter of 2015. We currently expect to drill 30 additional gross (23 net) horizontal wells during 2014. As we continue to expand our vertical drilling program to our undeveloped acreage in Gaines County (Midland Basin) and the Southern Delaware Basin, we expect to identify additional horizontal drilling locations.

- *Incentivized management team with substantial technical and operational expertise.* Our management team has a proven track record of executing on multi-rig development drilling programs and extensive experience in the Spraberry, Wolfberry and Wolftoka Trends of the Permian Basin. Our chief executive officer, Bryan Sheffield, is a third generation oil and gas executive, and our management team has previous experience at Parker and Parsley, Concho, Chesapeake, and Pioneer. We have also assembled a technical team that includes seven petroleum engineers and four geologists with an average of fifteen years of experience, which we believe will be of strategic importance as we continue to expand our future exploration and development plans. After giving effect to this offering, our management team will hold approximately 43.0% of our ownership interest and will be our largest shareholder group. We believe our management team's significant ownership interest provides meaningful incentive to increase the value of our business for the benefit of all shareholders.

- *Operating control over approximately 99% of our production.* As of March 31, 2014, we operated approximately 99% of the wells in which we have an interest. We believe that maintaining control of our production enables us to dictate the pace of development and better manage the cost, type and timing of exploration, exploitation and development activities Our leasehold position is comprised primarily of properties that we operate and, excluding our Gaines County (Midland Basin) and Southern Delaware Basin acreage, on a pro forma basis, includes an estimated 1,594 80- and 40-acre potential vertical drilling locations, 1,986 20-acre potential vertical drilling locations and 1,681 identified potential horizontal drilling locations.

- *Conservative balance sheet.* We expect to maintain financial flexibility that will allow us to develop our drilling activities and selectively pursue acquisitions. After consummation of the transactions contemplated by this prospectus, we expect to have no debt outstanding under our revolving credit facility and $327.2 million of available borrowing capacity under our borrowing base. We believe this borrowing capacity, along with our cash flow from operations, will provide us with sufficient liquidity to execute on our current capital program.

Our History

We commenced operations in August 2008 as the contract operator of 109 legacy wells, 98 of which are still active and we currently operate that were drilled in the Spraberry Trend by Parker and Parsley, one of the first movers in the Permian Basin. At the time we commenced operations, we did not have a working interest in any of these legacy wells. In 2009, we began to acquire leasehold acreage and drilled and operated wells on this newly-acquired acreage in exchange for small carried interests in the wells. We commenced our drilling program in Upton County in November 2009 with one vertical drilling rig; as of March 31, 2014, we were running nine vertical drilling rigs and one horizontal drilling rig. In 2011, we supplemented our traditional leasing activities through the acquisition of farm out acreage targeting the Spraberry Trend, which allowed us to participate in new wells with a higher working interest. As we continued to acquire additional acreage over time, we began to retain up to 100% of the working interest in new wells being drilled. We also focused on acquiring working interests from our partners. Additionally, we began to supplement our organic growth by strategically acquiring properties from third parties, with a focus on acquiring leasehold with minimal production but high development potential. Through these actions, we steadily increased our average working interest in the wells we operate. As of March 31, 2014, our average working interest in our producing wells, including the 98 legacy wells, is approximately 49%, or 59% excluding legacy operated wells. We expect the average working interest in wells we plan to drill during 2014 will be approximately 75 to 85%.

A termination for "Cause" shall generally mean an Incentive Unit holder's (i) conviction of, or plea of *nolo contendere* to, any felony or a crime or offense causing substantial harm to Parsley LLC, Employee Holdings, or their respective affiliates, or involving an act of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) repeated intoxication by alcohol or drugs during the performance of the holder's duties; (iii) malfeasance, in the conduct of the holder's duties, including, but not limited to, (a) misuse of funds of Parsley LLC, Employee Holdings, or their respective affiliates, (b) embezzlement, or (c) misrepresentation of or the concealment of a written report submitted to Parsley LLC, Employee Holdings, or their respective affiliates; (iv) material and incurable violation of any provision of a voting and transfer restriction agreement or an employment agreement previously entered into by the holder and which remains uncured for thirty days; or (v) failure to perform duties of the holder's employment with Parsley LLC, Employee Holdings, or their respective affiliates, or the failure to follow or comply with reasonable written directives of the board of managers or the holder's supervisors.

We do not expect that this offering will result in a Fundamental Change for the Incentive Units. Also, as of the date of this filing, the Named Executive Officers have not received any distributions with respect to the Incentive Units.

Treatment of Incentive Units in IPO Reorganization

The consummation of this offering and the related reorganization will be treated as if it were a qualifying reorganization under Parsley LLC's current limited liability agreement. As such, in connection with the closing of this offering, (i) the Incentive Units in Parsley LLC will be converted into units in Parsley LLC, (ii) the holders of the resulting units in Parsley LLC will contribute their units to Parsley Inc. in exchange for shares of Class A common stock and (iii) Employee Holdings will merge with and into Parsley Inc., with Parsley Inc. surviving the merger, and the members of Employee Holdings will receive shares of Class A common stock in the merger. The number of shares of Class A common stock issued in connection with these transactions is based on the implied equity value of Parsley LLC immediately prior to this offering based on the price to the public for our Class A common stock set forth on the cover of this prospectus. See "Corporate Reorganization." Based on an initial public offering price of $16.50 (the mid-point of the range set forth on the cover of this prospectus), approximately 2,600,508 shares of Class A common stock will be issued in respect of these transactions. As a result, Messrs. Sheffield, Gallagher and Roberts will receive approximately 894,369, 109,383 and 229,140 shares of Class A common stock, respectively (based on the mid-point of the price range set forth on the cover of this prospectus), with respect to the Incentive Units they hold in Parsley LLC. After the consummation of this offering, there will be no further liability with respect to the Incentive Units in Parsley LLC.

2014 Long Term Incentive Plan

Prior to the completion of this offering, our board of directors will have adopted, and our stockholders will have approved, a Long-Term Incentive Plan, or LTIP, to attract and retain employees, directors, and other service providers. The description of the LTIP set forth below is a summary of the material features of the LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, a copy of which is filed as an exhibit to this registration statement. The LTIP provides for the grant of cash and equity-based awards, including options to purchase shares of our Class A common stock, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, performance awards and annual incentive awards.

Share Limits. Subject to adjustment in accordance with the LTIP, 12,727,273 shares of our Class A common stock will initially be reserved for issuance pursuant to awards under the LTIP, and more specifically, that total amount will be available for issuance of incentive stock options. Shares subject to an award under the LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, will be available for delivery pursuant to other awards. The shares of our Class A common stock to be delivered under the LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

In each calendar year, during any part of which the LTIP is in effect, an employee who is a "Covered Employee" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") may not be granted (a) awards (other than awards designated to be paid only in cash or the settlement of which is not based on a number of shares) relating to more than 5,000 shares of our Class A common stock, subject to adjustment as provided in the LTIP and (b) awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of our Class A common stock, having a value determined on the date of grant in excess of $10,000,000.

Administration. The LTIP will be administered by the compensation committee of our board of directors, which is referred to herein as the "committee," except in the event our full board of directors chooses to administer the LTIP. Unless otherwise determined by our board of directors, the committee will be comprised of two or more individuals, each of whom qualifies as an "outside director" as defined in Section 162(m) of the Code and a "nonemployee director" as defined in Rule 16b-3 under the Exchange Act. Subject to the terms and conditions of the LTIP and applicable law, the committee has broad discretion to administer the LTIP, including the power to determine the employees, directors and other service providers to whom awards will be granted, to determine the type of awards to be granted and the number of shares of our Class A common stock to be subject to awards and the terms and conditions of awards, to determine and interpret the terms and provisions of each award agreement, to accelerate the vesting or exercise of any award and to make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Officers, directors, employees, and other individuals who provide services to us may be eligible to receive awards under the LTIP. However, the committee has the sole discretion to determine which eligible individuals receive awards under the LTIP.

Stock Options. The committee may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. Generally, the exercise price of a stock option cannot be less than the fair market value of a share of our Class A common stock on the date on which the option is granted and the option must not be exercisable more than ten years from the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our Class A common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. Stock appreciation rights, or SARs, may be granted in connection with, or independent of, a stock option. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our Class A common stock on the date of exercise over the grant price of the SAR. SARs will be exercisable on such terms as committee determines. The term of a SAR will be for a period determined by the committee but will not exceed ten years. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the committee in the relevant award agreement.

Restricted Stock. Restricted stock is a grant of shares of our Class A common stock subject to a substantial risk of forfeiture, restrictions on transferability and any other restrictions determined by the committee. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. Restricted stock units are rights to receive cash, common stock or a combination of cash and common stock at the end of a specified period. Restricted stock units may be subject to restrictions, including a risk of forfeiture, as determined by the committee. The committee may, in its sole discretion, grant dividend equivalents with respect to restricted stock units.

Other Awards. Subject to limitations under applicable law and the terms of the LTIP, the committee may grant other awards including, without limitation, common stock awarded as a bonus, dividend equivalents, convertible or exchangeable debt securities, other rights convertible or exchangeable into common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the committee, and awards valued by reference to the book value of our common stock or the value of securities of the securities or the performance of specified subsidiaries. The committee will determine the terms and conditions of all such awards. Cash awards may granted as an element of, or a supplement to, any awards permitted under the LTIP. Awards may also be granted in lieu of obligations to pay cash or deliver other property under the LTIP or under other plans or compensatory arrangements, subject to the terms of the LTIP and applicable law.

Performance and Annual Incentive Awards. The LTIP will also permit the committee to designate certain awards as performance awards or annual incentive awards. Performance and annual incentive awards represent awards with respect to which a participant's right to receive cash, shares of our Class A common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures within a specified period. The committee will determine the applicable performance period, the performance goals and such other conditions that apply to each performance and annual incentive award.

Termination of Employment and Non-Competition Agreements. The treatment of an award under the LTIP upon a termination of employment or service to us will be specified in the agreement controlling such award. Additionally, each participant to whom an award is granted under the LTIP may be required to agree in writing as a condition of the granting of such award not to engage in conduct in competition with us or our affiliates after the termination of such participant's employment or service with us.

Change in Control. Subject to the terms of the applicable award agreement, upon a "change in control" (as defined in the LTIP), the committee may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (or no payment if awards are unvested or the price paid in the change of control is equal to or less than the exercise price), (iii) provide for the assumption or substitution or continuation of awards by the successor company or a parent or subsidiary of the successor, or (iv) make other adjustments to awards as the committee deems appropriate to reflect the applicable transaction or event.

Amendment and Termination. The LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the LTIP at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. The committee may generally amend the terms of any outstanding award under the LTIP at any time. However, no action may be taken by our board of directors or the committee under the LTIP that would materially and adversely affect the rights of a participant under a previously granted award without the participant's consent.

In connection with the closing of this offering, we intend to make grants of restricted stock to all of our employees in recognition of their increased work load during the process of preparing for this offering. Bryan Sheffield has declined to receive a grant of restricted stock. Messrs. Gallagher and Roberts are each expected to receive an award of restricted stock equal to approximately 1.75 times each executive's annual base salary, or 27,894 shares and 27,364 shares of restricted Class A common stock, respectively, based on the midpoint of the range set forth on the cover of this prospectus. All restricted stock awards granted, including those to Messrs. Gallagher and Roberts, will vest in full on the fourth anniversary of the date of grant and will be subject to forfeiture pursuant to the terms of the notice of grant and award agreement under which they were granted as well as the terms of the LTIP prior to that date.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See "Additional Narrative Disclosure—Retirement Benefits" for more information. We also pay the premiums for life insurance coverage of $100,000 for each of our employees.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Total ($)
David H. Smith	$12,500	$12,500
A.R. Alameddine	$12,500	$12,500
Jack Harper	$12,500	$12,500

The board of managers of our predecessor was formed in June of 2013. Messrs. Bryan Sheffield and Chris Carter are employed by us and NGP respectively and, as such, receive no additional compensation for their service on our board of managers. Each of the other members of our board of managers receives a retainer payment equal to $25,000 in cash per year. The retainer is paid to each member of our board of managers in four equal installments in cash following each quarterly meeting of the board. The amounts in the table above reflect the fact that only two quarterly meetings were held in 2013. Jack Harper resigned from our board of managers effective March 18, 2014.

Attracting and retaining qualified non-employee directors is critical to the future value growth and governance of our company. In connection with the closing of this offering, we intend to make grants of restricted stock to our non-employee directors in recognition of their increased work load during the process of preparing for this offering. We expect the value of the award made to each director to be approximately $125,000, or 7,576 shares of restricted Class A common stock, based on the midpoint of the range set forth on the cover of this prospectus. These awards of restricted stock will vest in full on the fourth anniversary of the date of grant and will be subject to forfeiture pursuant to the terms of the notice of grant and award agreement under which they were granted as well as the terms of the LTIP prior to that date.

Following the closing of this offering, we plan to implement a new director compensation program to reflect the increased time and responsibility that being the director of a publicly traded company entails. Under this new program, all of our non-employee directors are expected to receive the following:

- An annual cash retainer of $50,000;

- A per meeting fee of $1,000; and

- An annual equity grant of restricted stock equal in value to approximately $125,000, vesting in full on the first anniversary of the date of grant.

All amounts paid in 2014 will be prorated to reflect only the period of the year during which we were a publicly traded company. Directors who are also our employees or who were appointed by NGP will not receive any additional compensation for their service on our board of directors, a continuation of our current practice.

Each director will be reimbursed for (i) travel and expenses associated with the attendance of meetings and activities of our board of directors or its committees, and (ii) travel and expenses related to each director's participation in general education and orientation programs for directors.

Compensation Committee Interlocks and Insider Participation

None of our officers or employees will be members of the compensation committee. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

To the extent any members of our compensation committee and affiliates of theirs have participated in transactions with us, a description of those transactions is described in "Certain Relationships and Related Party Transactions."

CORPORATE REORGANIZATION

Incorporation of Parsley Inc.

Parsley Inc. was incorporated by Parsley as a Delaware corporation in December 2013. Following this offering and the transactions related thereto, Parsley Inc. will be a holding company whose sole material asset will consist of 32,086,042 PE Units. After the consummation of the transactions contemplated by this prospectus, Parsley Inc. will be the managing member of Parsley LLC and will be responsible for all operational, management and administrative decisions relating to Parsley LLC's business and will consolidate the financial results of Parsley LLC and its subsidiaries. The Limited Liability Company Agreement of Parsley LLC will be amended and restated as the Parsley Energy LLC Agreement to, among other things, admit Parsley Inc. as the sole managing member of Parsley LLC.

In connection with this offering, (a) all of the membership interests (including outstanding incentive units) in Parsley LLC held by its existing owners, including NGP and all of our executive officers, will be converted into PE Units, using an implied equity valuation for Parsley LLC prior to the offering based on the initial public price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Parsley LLC, (b) certain of the Existing Owners, including NGP, will contribute all of their PE Units to Parsley Inc. in exchange for an equal number of shares of Class A common stock, (c) certain of the Existing Owners will contribute only a portion of their PE Units to Parsley Inc. in exchange for an equal number of shares of Class A common stock and will continue to own a portion of the PE Units following this offering, (d) Parsley Energy Employee Holdings, LLC, an entity owned by certain of our officers and employees formed to hold a portion of the incentive units in Parsley LLC, will merge with and into Parsley Inc., with Parsley Inc. surviving the merger, and the members of Parsley Energy Employee Holdings, LLC will receive shares of Class A common stock in the merger, (e) Parsley Inc. will contribute 32,086,042 shares of its Class B common stock and all of the net proceeds of this offering to Parsley LLC in exchange for 79,627,508 PE Units, and (f) Parsley LLC will distribute to each PE Unit Holder one share of Class B common stock for each PE Unit such PE Unit Holder holds. After giving effect to these transactions and the offering contemplated by this prospectus, Parsley Inc. will own an approximate 71.3% interest in Parsley LLC (or 72.9% if the underwriters' option to purchase additional shares is exercised in full) and the PE Unit Holders will own an approximate 28.7% interest in Parsley LLC (or 27.1% if the underwriters' option to purchase additional shares is exercised in full).

Each share of the Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

The PE Unit Holders will have the right to exchange all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Option) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged as described under "Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement." In addition, the PE Unit Holders and NGP will have the right, under certain circumstances, to cause us to register the offer and sale of their shares of Class A common stock as described under "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

We will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally provides for the payment by Parsley Inc. to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the contribution in connection with this offering by such TRA Holder of all or a portion of its PE Units to Parsley Inc. in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the exchange by

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):


Investors in this offering
Existing Owners(1)
44.9% Class A Common Stock
100% Class B Common Stock
60.7% Total Voting Power
55.1% Class A Common Stock
39.3% Total Voting Power
Parsley Energy, Inc.
(NYSE: PE)
32,086,042 PE Units
28.7% of PE Units
Sole Managing Member
79,627,508 PE Units
71.3% of PE Units
Parsley Energy, LLC (Parsley LLC)
100%
Parsley Finance Corp.
100%
100%
100%
Parsley Energy Operations, LLC (PEO)
Parsley Energy Management, LLC (PEM)
Parsley Energy, L.P. (Parsley LP)
100%
50%
Parsley Energy Aviation, LLC
Spraberry Production Services, LLC(2)

(1) See "—Existing Owners Ownership" for a discussion of the interests held by our Existing Owners.
(2) SPS is not consolidated in our consolidated and combined financial statements.

Existing Owners Ownership

The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering.

Existing Owners(1)	Percentage Ownership in Parsley LLC Prior to this Offering(2)	Equity Interests Following this Offering			
		PE Units	Class B Common Stock	Class A Common Stock	Combined Voting Power (%)
Bryan Sheffield	53.7%	24,473,348	24,473,348	15,007,200	35.3%
NGP	17.3%	0	0	6,821,346	6.1%
Other executive officers(3)	10.8%	4,604,452	4,604,452	3,091,187	6.9%
Other employees	0.0%	0	0	1,389,285	1.2%
PSP Members(4)	2.3%	0	0	1,413,796	1.4%
Diamond K Interests	8.0%	0	0	5,411,997	4.8%
Other investors	7.9%	3,008,242	3,008,242	2,592,697	5.0%
	100%	32,086,042	32,086,042	35,727,508	60.7%

(1) The number of shares of Class A common stock, Class B common stock and PE Units to be issued to our Existing Owners is based on the implied equity value of Parsley LLC immediately prior to this offering, based on a initial public offering price of $16.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease of the assumed initial public offering price will result in an increase or decrease in the number of shares of Class A common stock received by the holders of Incentive Units in Parsley LLC, but will not affect the aggregate numbers of shares of Class A common stock held by our Existing Owners. At an assumed public offering price of $16.50 (the midpoint of the range set forth on the cover of this prospectus), Incentive Unit holders will receive 2.6 million shares of Class A common stock. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the aggregate number of shares to be received by the Incentive Unit holders by 0.1 million shares.
(2) Includes PE Units received with respect to the conversion of Incentive Units.
(3) Exclusive of executive officers preferred ownership which is reported as PSP Members ownership.
(4) Includes 0.6% held by executive officers.

Offering

Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be 79,627,508 shares of Class A common stock issued and outstanding and 32,086,042 shares of Class A common stock reserved for exchanges of PE Units and shares of Class B common stock pursuant to the Parsley Energy LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $562.5 million. We intend to contribute all of the net proceeds from this offering, to Parsley LLC in exchange for PE Units. Parsley LLC will use (i) approximately $6.7 million to make a cash payment in settlement of the Preferred Return, (ii) $165.3 million to reduce amounts drawn under Parsley LLC's revolving credit facility, (iii) $132.8 million to fund the OGX Acquisition and related fees and expenses and (iv) any remaining net proceeds to fund a portion of our exploration and development program. In the event the acquisition of the OGX Acquisition does not close, we would use the net proceeds for general corporate purposes, including to fund a portion of our exploration and development program.

As a result of the corporate reorganization and the offering described above (and prior to any exchanges of PE Units):

- the investors in this offering will collectively own 43,900,000 shares of Class A common stock (or 50,485,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- Parsley Inc. will hold 79,627,508 PE Units;

- The Existing Owners will hold (i) 35,727,508 shares of Class A common stock and (ii) 32,086,042 shares of Class B common stock and a corresponding number of PE Units;

- the investors in this offering will collectively hold 39.3% of the voting power in us; and

- assuming no exercise of the underwriters' option to purchase additional shares, the Existing Owners will hold 60.7% of the voting power in us (or 57.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure

Our post-offering organizational structure will allow the PE Unit Holders to retain their equity ownership in Parsley LLC, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in us, and we are classified as a domestic corporation for U.S. federal income tax purposes. We believe that the PE Unit Holders find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The PE Unit Holders will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Parsley LLC.

In addition, pursuant to our certificate of incorporation and the Parsley Energy LLC Agreement, our capital structure and the capital structure of Parsley LLC will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the PE Units and our Class A common stock, among other things.

The holders of PE Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Parsley LLC and will be allocated their proportionate share of any taxable loss of Parsley LLC. The Parsley Energy LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of PE Units if we, as the managing member of Parsley LLC, determine that the taxable income of Parsley LLC will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on our estimate of the taxable income of Parsley LLC that is allocable to a holder of PE Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual (or, if higher, a corporation) resident in Texas (taking into account the nondeductibility of certain expenses and the character of the allocated income).

We may accumulate cash balances in future years resulting from distributions from Parsley LLC exceeding our tax liabilities and our obligations to make payments under the Tax Receivable Agreement. To the extent we do not distribute such cash balances as a dividend on our Class A common stock and instead decide to hold or recontribute such cash balances to Parsley LLC for use in our operations, PE Unit Holders who exchange their PE Units for Class A common stock in the future could also benefit from any value attributable to any such accumulated cash balances.

We will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally will provide for the payment by Parsley Inc. to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the contribution in connection with this offering by such TRA Holder of all or a portion of its PE Units to Parsley Inc. in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the exchange of PE Units by such TRA Holder for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units for cash pursuant to the Cash Option) and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Parsley Inc. will retain the benefit of the remaining 15% of these cash savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Parsley Energy LLC Agreement

The Parsley Energy LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Parsley Energy LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Parsley Energy LLC Agreement, the PE Unit Holders will generally have the right to exchange their PE Units (and a corresponding number of shares of our Class B common stock) for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. At Parsley Inc.'s election, Parsley LLC may give the exchanging PE Unit Holders cash in an amount equal to the Cash Election Value of such Class A common stock instead of shares of Class A common stock. We will be obligated to facilitate an exchange for Class A common stock through a contribution of Class A common stock to Parsley LLC or, alternatively, we will have the right to acquire the subject PE Units and corresponding Class B common stock from the PE Unit Holders by paying, at our option, either (x) the number of shares of Class A common stock the PE Unit Holders would have received in the proposed exchange or (y) cash in an amount equal to the Cash Election Value of such Class A common stock. "Cash Election Value" means, with respect to the Class A common stock to be delivered to an exchanging PE Unit Holder by Parsley LLC pursuant to the Parsley Energy LLC Agreement, the amount that would be received (i) if such shares of Class A common stock were sold at a per share price equal to the trailing 30-day volume weighted average price of a share of Class A common stock or (ii) in the event shares of Class A common stock are not then publicly traded, the value that would be obtained in an arm's length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer and the seller, as determined by Parsley Inc. The PE Unit Holders will be permitted to exchange their PE Units for shares of our Class A common stock on a quarterly basis, subject to certain de minimis allowances. In addition, any exchanges involving 1,000,000 or more PE Units (subject to the discretion of Parsley Inc. to permit exchanges of a lower number of units) may occur at any time. As the PE Unit Holders exchange their PE Units, our membership interest in Parsley LLC will be correspondingly increased and the number of shares of Class B common stock outstanding will be reduced.

Under the Parsley Energy LLC Agreement, we will have the right to determine when distributions will be made to the holders of PE Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of PE Units on a pro rata basis in accordance with their respective percentage ownership of PE Units.

The holders of PE Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Parsley LLC and will be allocated their proportionate share of any taxable loss of Parsley LLC. Net profits and net losses of Parsley LLC generally will be allocated to holders of PE Units on a pro rata basis in accordance with their respective percentage ownership of PE Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Parsley Energy LLC Agreement will provide, to the extent cash is available, for distributions to the holders of PE Units if we, as the managing member of Parsley LLC, determine that the taxable income of Parsley LLC will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on our estimate of the taxable income of Parsley LLC that is allocable to a holder of PE Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual (or, if higher, a corporation) resident in Texas (taking into account the nondeductibility of certain expenses and the character of the allocated income). In addition, if the cumulative amount of U.S. federal, state and local taxes payable by us exceeds the amount of the tax distribution to us, Parsley LLC will make advances to us in an amount necessary to enable us to fully pay these tax liabilities. Such advances will be repayable, without interest, solely from (i.e., by offset against) future distributions by Parsley LLC to us.

comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or have expired, unless Parsley LLC exercises its right to terminate the Tax Receivable Agreement.

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or depreciable or amortizable basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payment would be approximately $160.4 million (calculated using a discount rate equal to the LIBOR plus 300 basis points, applied against an undiscounted liability of $233.4 million). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to these estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by Parsley LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid our taxes and other obligations. Please see "Risk Factors—Risks Related to the Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Parsley LLC or us.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS"), to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The Tax Receivable Agreement will provide that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), failure to honor any other material obligation under it or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the Tax Receivable Agreement.

Additionally, we will have the right to terminate the Tax Receivable Agreement. If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to certain mergers or other changes of control, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors;

- each of the selling shareholders;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, selling shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 500 W. Texas Ave., Tower I, Suite 200, Midland, Texas 79701.

We have granted the underwriters the option to purchase up to an additional 6,585,000 shares of Class A common stock and will sell shares only to the extent such option is exercised.

The table does not reflect any Class A common stock that directors and officers may purchase in this offering through the directed share program described under "Underwriting (Conflicts of Interest)."

	Shares Beneficially Owned Prior to the Offering(1)		Shares of Class A Common Stock Being Offered	Shares Beneficially Owned After the Offering(1)					
				Class A Common Stock		Class B Common Stock		Combined Voting Power(2)	
	Number	%		Number	%	Number	%	Number	%
Selling Shareholders and Other 5% Shareholders									
Bryan Sheffield(3)	36,991,370	49.1%	1,818,182	13,378,707	12.0%	22,671,170	20.3%	36,049,877	32.3%
NGP X US Holdings, L.P.(4)	13,059,259	17.3%	3,939,394	6,821,346	6.1%	—	0.0%	6,821,346	6.1%
Diamond K Interests, LP(5)	6,007,259	8.0%	727,273	5,411,996	4.8%	—	0.0%	5,411,997	4.8%
Sheffield Energy Management, LLC(6)	3,604,355	4.8%	90,909	1,711,269	1.5%	1,802,178	1.6%	3,513,447	3.1%
Michael Hinson(13)	3,083,994	4.1%	303,030	1,374,387	1.2%	1,534,817	1.4%	2,909,204	2.6%
Matt Gallagher(7)(13)	1,740,485	2.3%	60,606	543,727	0.5%	1,227,854	1.1%	1,771,580	1.6%
Ryan Dalton(8)(13)	1,988,233	2.6%	212,121	798,745	0.7%	1,074,372	1.0%	1,873,117	1.7%
Parsley Interests, LP(9)	3,104,085	4.1%	121,212	1,496,380	1.3%	1,534,817	1.4%	3,031,197	2.7%
One Putt Oil & Gas Ltd.(10)	120,145	0.2%	9,091	40,023	0.0%	73,671	0.1%	113,694	0.1%
Back Nine Oil & Gas Ltd.(10)	1,321,597	1.8%	100,000	440,256	0.4%	810,384	0.7%	1,250,640	1.1%
Nine Iron Oil & Gas Ltd.(10)	408,494	0.5%	30,909	136,079	0.1%	250,482	0.2%	386,561	0.3%
HowJan Properties, Inc.(10)	552,668	0.7%	41,818	184,107	0.2%	338,888	0.3%	522,995	0.5%
David Askew	450,544	0.6%	81,818	401,541	0.4%	—	0.0%	401,541	0.4%

	Shares Beneficially Owned Prior to the Offering(1)		Shares of Class A Common Stock Being Offered	Shares Beneficially Owned After the Offering(1)					
				Class A Common Stock		Class B Common Stock		Combined Voting Power(2)	
	Number	%		Number	%	Number	%	Number	%
Directors and Named Executive Officers:									
A.R. Alameddine	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Chris Carter.	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Randolph Newcomer, Jr.	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
David H. Smith	10,046	0.0%	—	10,046	0.0%	—	0.0%	10,046	0.0%
Bryan Sheffield(3)(12)	40,595,726	53.9%	1,818,182	15,089,975	13.5%	24,473,348	21.9%	39,563,323	35.4%
Matthew Gallagher(7).	1,740,485	2.3%	60,606	543,727	0.5%	1,227,854	1.1%	1,771,581	1.6%
Colin Roberts(11)(13).	54,241	0.1%	—	278,961	0.2%	—	0.0%	278,961	0.2%
Directors and executive officers as a group (11 persons)(13)	50,769,075	67.4%	—	19,530,336	17.5%	30,305,654	27.1%	49,835,990	44.6%

(1) Subject to the terms of the Parsley Energy LLC Agreement, the PE Unit Holders will have the right to exchange all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Option) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged. See "Certain Relationships and Related Person Transactions—Parsley Energy LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a PE Unit Holder of its exchange right. As a result, beneficial ownership of Class B common stock and PE Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be exchanged.

(2) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The PE Unit Holders will hold one share of Class B common stock for each PE Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each PE Unit held by such holder. Accordingly, the PE Unit Holders collectively have a number of votes in Parsley Inc. equal to the number of PE Units that they hold. The number of shares of Class A common stock, Class B common stock and PE Units to be issued to our Existing Owners is based on the implied equity value of Parsley LLC immediately prior to this offering, based on a initial public offering price of $16.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease of the assumed initial public offering price will result in an increase or decrease in the number of shares of Class A common stock received by the holders of Incentive Units in Parsley LLC, but will not affect the aggregate numbers of shares of Class A common stock held by our Existing Owners. At an assumed public offering price of $16.50 (the midpoint of the range set forth on the cover of this prospectus), Incentive Unit holders will receive 2.6 million shares of Class A common stock. A $1.00 increase in the assumed public offering price would increase the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. A $1.00 decrease in the assumed public offering price would decrease the aggregate number of shares to be received by the Incentive Unit holders by 0.3 million shares. See "Corporation Reorganization," "Description of Capital Stock—Class A Common Stock" and "—Class B Common Stock."

(3) Includes 82,775 shares of Class A Common stock held by Marbella Interests, LLC. Mr. Sheffield has sole voting and dispositive power over these shares. Marbella Interests, LLC is an entity owned by Mr. Sheffield and certain members of his family.

(4) NGP X US Holdings, L.P. is wholly owned and controlled by its general partner, NGP X Holdings GP, L.L.C. ("NGP X Holdings GP"), and its limited partners, NGP Natural Resources X, L.P. ("NGP X") and NGP X Parallel Holdings, L.P. ("NGP X Parallel"). NGP X Holdings GP is wholly owned by NGP X. NGP X Holdings GP, NGP X and NGP X Parallel may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. NGP X

Holdings GP, NGP X and NGP X Parallel disclaim beneficial ownership of the reported shares in excess of such entity's pecuniary interest in the shares. GFW X, L.L.C. and G.F.W. Energy X, L.P. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of GFW X, L.L.C. being the sole general partner of G.F.W. Energy X, L.P. (which is the sole general partner of NGP X and NGP X Parallel). GFW X, L.L.C. has delegated full power and authority to manage NGP X and NGP X Parallel to NGP Energy Capital Management, L.L.C. and accordingly, NGP Energy Capital Management, L.L.C. may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(5) Diamond K Interests, LLC is the general partner of Diamond K Interests, LP. Diamond K Interests, LLC is owned by Curtis Kayem. Mr. Kayem, in his capacity as the manager of the sole general partner of Diamond K Interests, LP, may be deemed to have sole voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares.

(6) Bryan Sheffield has voting and dispositive power over these shares.

(7) Includes 220,568 shares of Class A Common stock held by KMG Energy, LLC. Mr. Gallagher has voting and dispositive power over these shares but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares. KMG Energy, LLC is an entity owned by Mr. Gallagher and his wife.

(8) Includes 413,379 shares of Class A Common Stock held by Butte Family Partners, LLC. Mr. Dalton has voting and dispositive power over these shares but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares. Butte Family Partners, LLC is an entity owned by Mr. Dalton and certain members of his family.

(9) JOMO Oil Corp. is the general partner of Parsley Interests, L.P. and has voting and dispositive power over these shares. Joe M. Parsley is the President of JOMO Oil Corp. The address for JOMO Oil Corp. and Parsley Interests, L.P. is P.O. Box 2788, Midland, Texas 79702.

(10) Sure Putt Inc. GP is the general partner of these entities and has voting and dispositive power over these shares. Howard W. Parker is the President of Sure Putt Inc. GP. The address of these entities is P.O. Box 162810, Austin, Texas 78716.

(11) Includes 33,076 shares of Class A Common Stock held by HHR Energy, LLC. Mr. Roberts has voting and dispositive power over these shares but disclaims beneficial ownership over these shares in excess of his pecuniary interest in these shares. HHR Energy, LLC is an entity owned by Mr. Roberts and certain members of his family.

(12) Includes shares held by Sheffield Energy Management, LLC as listed in the table under "Selling Shareholders and Other 5% Shareholders."

(13) Prior to and after the offering excludes 186,974 shares of restricted Class A common stock (based on the midpoint of the price range set forth on the cover of this prospectus) that will be granted to our directors and executive officers upon the closing of this offering in the following amounts: Mr. Alameddine (7,576), Mr. Newcomer (7,576), Mr. Smith (7,576) Mr. Hinson (24,640 shares), Mr. Gallagher (27,894 shares), Mr. Treadwell (24,182 shares), Mr. Dalton (26,833 shares), Mr. Layman (33,333) and Mr. Roberts (27,364). After giving effect to the issuance of these shares, we will have 79,791,754 shares of Class A common stock outstanding.

* Less than 1%.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Parsley Inc. will consist of 600,000,000 shares of Class A common stock, $0.01 par value per share, of which 79,627,508 shares will be issued and outstanding, 125,000,000 shares of Class B common stock, $0.01 par value per share, of which 32,086,042 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Parsley Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each PE Unit Holder will receive one share of Class B common stock for each PE Unit that it holds. Accordingly, each PE Unit Holder will have a number of votes in Parsley Inc. equal to the aggregate number of PE Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Parsley Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

- the transaction is approved by the board of directors before the date the interested shareholder attained that status;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 79,627,508 shares of Class A common stock. Of these shares, all of the 43,900,000 shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing shareholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Parsley Energy LLC Agreement, the PE Unit Holders will each have the right to exchange all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Option) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, the PE Unit Holders will hold 32,086,042 PE Units, all of which (together with a corresponding number of shares of our Class B common stock) will be exchangeable for 32,086,042 shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement." The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the PE Unit Holders and NGP that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 30,866,391 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, certain of our principal shareholders and certain of the selling shareholders have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated   , 2014, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives and the underwriters have generally agreed to purchase, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Wells Fargo Securities, LLC	
Morgan Stanley & Co. LLC	
Raymond James & Associates, Inc.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
RBC Capital Markets, LLC	
Global Hunter Securities, LLC	
Macquarie Capital (USA) Inc.	
Scotia Capital (USA) Inc.	
Simmons & Company International	
Stephens Inc.	
Total	43,900,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to 6,585,000 additional shares of our Class A common stock at the initial public offering price less the underwriting discounts and commissions.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us, the selling shareholders and the representatives of the underwriters. The factors that were considered in these negotiations were:

- the history of, and prospects for, us and the industry in which we compete;

- our past and present financial performance;

- an assessment of our management;

- the present state of our development;

- the prospects for our future earnings;

- the prevailing conditions of the applicable United States securities market at the time of this offering; and

- market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares of our Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the compensation and estimated expenses that we and the selling shareholders will pay:

	Per Share		Total	
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions Paid by Us.............	$	$	$	$
Underwriting Discounts and Commissions Paid by the Selling Shareholders	$	$	$	$

The expenses of this offering that have been paid or are payable by us and the selling shareholders are estimated to be approximately $4.5 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions.

Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Each of our officers and directors and NGP have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC may consider, among other factors, the holder's reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

The underwriters have reserved for sale at the initial public offering price up to   % of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these

INDEX TO FINANCIAL STATEMENTS

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Unaudited)

Introduction

Parsley Energy, Inc. (the "Company") is a newly-formed Delaware corporation formed by Parsley Energy, LLC ("Parsley Energy") to engage in the acquisition, development, and exploitation of unconventional oil and natural gas reserves in the Permian Basin in West Texas. The following unaudited pro forma consolidated and combined financial statements of the Company reflect the historical consolidated and combined results of Parsley Energy, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on March 31, 2014, for pro forma balance sheet purposes, and on January 1, 2013, for pro forma income statement purposes:

- in the case of the unaudited consolidated and combined pro forma statements of operations data, the Merit Acquisition as described in Note 5 to the historical consolidated and combined financial statements of Parsley Energy elsewhere in this prospectus;

- the Pacer Acquisition as described under "Recent Developments—Recent Acquisitions" elsewhere in this prospectus;

- in the case of the unaudited consolidated and combined pro forma statements of operations data, the repayment in full and termination of our second lien credit facility and the repayment of amounts drawn under our revolving credit facility with the proceeds of our February 2014 senior unsecured notes offering;

- the repayment of amounts drawn under our revolving credit facility with the proceeds of our April 2014 senior unsecured notes offering;

- the Corporate Reorganization described under "Corporate Reorganization" elsewhere in this prospectus;

- the initial public offering of shares of common stock and the use of the net proceeds therefrom as described in "Use of Proceeds" (the "Offering"). For purposes of the unaudited pro forma consolidated and combined financial statements, the Offering is defined as the planned issuance and sale to the public of 36,363,636 shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A common stock are expected to be $562.5 million (based on an assumed initial public offering price of $16.50 the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of $33.0 million and other offering costs of $4.5 million (of which $2.5 million had been paid prior to or on March 31, 2013); and

- in the case of the unaudited consolidated and combined pro forma statements of operations data, a provision for corporate income taxes at an effective rate of 36%, inclusive of all U.S. federal, state and local income taxes.

The unaudited pro forma consolidated and combined balance sheet of the Company is based on the historical consolidated and combined balance sheet of Parsley Energy as of March 31, 2014 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on March 31, 2014. The unaudited pro forma consolidated and combined statements of operations of the Company are based on (i) the audited historical consolidated and combined statement of operations of Parsley Energy for the year ended December 31, 2013, and the unaudited historical consolidated and combined statement of operations of Parsley Energy for the three months ended March 31, 2014, both having been adjusted to give effect to the described transactions as if they occurred on January 1, 2013, and (ii) the historical accounting records of Parsley Energy.

The unaudited pro forma consolidated and combined financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED AND COMBINED BALANCE SHEET
MARCH 31, 2014
(Unaudited)

	Parsley Energy, LLC Historical	Pacer Acquisition (a)	Debt Refinancing	Corporate Reorganization	Offering	Pro Forma
				(in thousands)		
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ 2,398	$ —	$25,090 (b)	$ (5,608) (c)	$ 565,000 (e) (165,282)(f) (133,800)(g)	$ 287,798
Accounts receivable:						
Joint interest owners and other	112,375	—	—	—	—	112,375
Oil and gas	24,063	—	—	—	—	24,063
Related parties	501	—	—	—	—	501
Short-term derivative instruments	8,138	—	—	—	—	8,138
Materials and supplies	3,481	—	—	—	—	3,481
Other current assets	1,021	—	—	—	—	1,021
Total current assets	151,977	—	25,090	(5,608)	265,918	437,377
PROPERTY, PLANT AND EQUIPMENT, AT COST						
Oil and natural gas properties, successful efforts method	715,555	165,438	—	—	133,800 (g)	1,014,793
Accumulated depreciation, depletion and amortization	(52,434)	—	—	—	—	(52,434)
Total oil and natural gas properties, net	663,121	165,438	—	—	133,800	962,359
Other property, plant and equipment, net	7,940	—	—	—	—	7,940
Total property, plant and equipment, net	671,061	165,438	—	—	133,800	970,299
NONCURRENT ASSETS						
Long-term derivative instruments	21,498	—	—	—	—	21,498
Equity investment	1,893	—	—	—	—	1,893
Deferred tax asset	—	—	—	1,078 (d)	—	1,078
Deferred loan costs, net	10,800	—	3,160 (b)	—	—	13,960
Total noncurrent assets	34,191	—	3,160	1,078	—	38,429
TOTAL ASSETS	$857,229	$165,438	$28,250	$ (4,530)	$ 399,718	$1,446,105
LIABILITIES AND MEMBERS' EQUITY						
CURRENT LIABILITIES						
Accounts payable and accrued expenses	$163,876	$ —	$ 2,250	$ —	$ —	$ 166,126
Revenue and severance taxes payable	29,356	—	—	—	—	29,356
Current portion of long-term debt	402	—	—	—	—	402
Short-term derivative instruments	4,443	—	—	—	—	4,443
Amounts due related parties	212	—	—	—	—	212
Total current liabilities	198,289	—	2,250	—	—	200,539
NONCURRENT LIABILITIES						
Long-term debt	532,673	165,282	26,000 (b)	—	(165,282)(f)	558,673
Asset retirement obligations	9,264	156	—	—	—	9,420
Deferred tax liability	3,117	—	—	42,294 (d)	—	45,411
Long-term derivative instruments	3,599	—	—	—	—	3,599
Total noncurrent liabilities	548,653	165,438	26,000	42,294	(165,282)	617,103
COMMITMENTS AND CONTINGENCIES						
MEZZANINE EQUITY						
Redeemable LLC Interests	78,880	—	—	(78,880) (c)	—	—
MEMBERS' EQUITY	31,407	—	—	(31,407) (c)	—	—
STOCKHOLDERS' EQUITY						
Preferred stock	—	—	—	—	—	—
Common stock						
Class A	—	—	—	433 (c)	364 (e)	797
Class B	—	—	—	321 (c)	—	321
Additional paid-in capital	—	—	—	103,925 (c) (41,216) (d)	564,636 (e) (192,198)(e) 41,146 (h)	476,293
Accumulated deficit	—	—	—	—	(41,146)(h)	(41,146)
Total stockholders' equity	—	—	—	63,463	372,802	436,265
Noncontrolling interest	—	—	—	—	192,198	192,198
Total equity	31,407	—	—	32,056	565,000	628,463
TOTAL LIABILITIES AND EQUITY	$857,229	$165,438	$28,250	$ (4,530)	$ 399,718	$1,446,105

The accompanying notes are an integral part of these unaudited pro forma consolidated and combined financial statements.

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
(Unaudited)

	Parsley Energy, LLC Historical	Merit Acquisition	Pacer Acquisition	Debt Refinancing	Corporate Reorganization	Offering	Pro Forma
		(a)	(f)				
			(in thousands)				
REVENUES							
Oil sales	$ 97,839	$ 9,643	$ 6,741	$ —	$ —	$ —	$ 114,223
Natural gas and natural gas liquid sales	23,179	4,279	1,762	—	—	—	29,220
Total revenues	121,018	13,922	8,503	—	—	—	143,443
OPERATING EXPENSES							
Lease operating expenses	16,572	392	140	—	—	—	17,104
Production and ad valorem taxes	7,081	765	443	—	—	—	8,289
Depreciation, depletion and amortization	28,152	1,733 (b)	5,321 (g)	—	—	—	35,206
General and administrative expenses	16,481	—	—	—	—	—	16,481
Accretion of asset retirement obligations	181	10 (c)	1 (h)	—	—	—	192
Total operating expenses	68,467	2,900	5,905	—	—	—	77,272
Gain on sales of oil and natural gas properties	36	—	—	—	—	—	36
OPERATING INCOME	52,587	11,022	2,598	—	—	—	66,207
OTHER INCOME (EXPENSE)							
Interest expense, net	(13,714)	(6,000) (d)	(5,471) (i)	(22,381) (k)	—	5,471 (n)	(42,095)
Income from equity investment	184	—	—	—	—	—	184
Derivative loss	(9,800)	—	—	—	—	—	(9,800)
Other income (expense)	159	—	—	—	—	—	159
Total other income (expense), net	(23,171)	(6,000)	(5,471)	(22,381)	—	5,471	(51,552)
INCOME BEFORE INCOME TAXES	29,416	5,022	(2,873)	(22,381)	—	5,471	14,655
INCOME TAX EXPENSE	(1,906)	(128) (e)	(79) (j)	—	(2,475) (l)	(655) (n)	(5,243)
NET INCOME	27,510	4,894	(2,952)	(22,381)	(2,475)	4,816	9,412
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	—	—	—	—	(3,599)(m)	(3,599)
NET INCOME ATTRIBUTABLE TO STOCKHOLDERS	$ 27,510	$ 4,894	$(2,952)	$(22,381)	$(2,475)	$ 1,217	$ 5,813
NET INCOME PER COMMON SHARE (o)							
Basic							$ 0.07
Diluted							$ 0.07
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (o)							
Basic							79,628
Diluted							111,714

The accompanying notes are an integral part of these unaudited pro forma consolidated and combined financial statements.

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)

	Parsley Energy, LLC Historical	Pacer Acquisition (f)	Debt Refinancing	Corporate Reorganization	Offering	Pro Forma
				(in thousands)		
REVENUES						
Oil sales	$ 44,978	$ 3,966	$ —	$—	$ —	$ 48,944
Natural gas and natural gas liquid sales	11,882	1,369	—	—	—	13,251
Total revenues	56,860	5,335	—	—	—	62,195
OPERATING EXPENSES						
Lease operating expenses	7,018	199	—	—	—	7,217
Production and ad valorem taxes	2,932	295	—	—	—	3,227
Depreciation, depletion and amortization	17,819	2,372 (g)	—	—	—	20,191
General and administrative expenses	8,155	—	—	—	—	8,155
Accretion of asset retirement obligations	92	2 (h)	—	—	—	94
Total operating expenses	36,016	2,868	—	—	—	38,884
OPERATING INCOME	20,844	2,467	—	—	—	23,311
OTHER INCOME (EXPENSE)						
Interest expense, net	(7,982)	(1,368) (i)	(2,604) (p)	—	1,368 (n)	(10,532)
Prepayment premium on extinguishment of debt	(5,107)	—	—	—	—	(5,107)
Income from equity investment	119	—	—	—	—	119
Derivative loss	(5,676)	—	—	—	—	(5,676)
Other income (expense)	20	—	—	—	—	20
Total other income (expense), net	(18,572)	(1,368)	(2,604)	—	1,368	(21,176)
INCOME BEFORE INCOME TAXES	2,272	1,099	(2,604)	—		2,135
INCOME TAX EXPENSE	(545)	(48) (j)	—	(61) (l)	(324) (n)	(978)
NET INCOME	1,727	1,051	(2,604)	—	1,044	1,157
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	—	—	—	(442) (m)	(442)
NET INCOME ATTRIBUTABLE TO STOCKHOLDERS	$ 1,727	$ 1,051	(2,604)	$(61)	$ 602	$ 715
NET INCOME PER COMMON SHARE (o)						
Basic						$ 0.01
Diluted						$ 0.01
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (o)						
Basic						79,628
Diluted						111,714

The accompanying notes are an integral part of these unaudited pro forma consolidated and combined financial statements.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1.   BASIS OF PRESENTATION, THE OFFERING AND OTHER TRANSACTIONS

The historical financial information is derived from the consolidated and combined financial statements of Parsley Energy included elsewhere in this prospectus. For purposes of the unaudited pro forma consolidated and combined balance sheet, it is assumed that the transactions had taken place on March 31, 2014. For purposes of the unaudited pro forma consolidated and combined statements of operations, it is assumed all transactions had taken place on January 1, 2013.

Upon closing of the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. The Company estimates these direct, incremental general and administrative expenses initially will total approximately $2.0 million per year. These direct, incremental general and administrative expenditures are not reflected in the historical consolidated and combined financial statements or in the unaudited pro forma financial statements.

Parsley Energy, Inc. was incorporated by Parsley Energy, LLC ("Parsley Energy") as a Delaware corporation in December 2013. Following this offering and the transactions related thereto, Parsley Energy, Inc. will be a holding company whose sole material asset will consist of a membership interest in Parsley Energy. Parsley Energy owns all of the outstanding equity interests in Parsley Energy, L.P. ("Parsley LP"), Parsley Energy Management, LLC ("PEM") and Parsley Energy Operations, LLC ("PEO"), the operating subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, Parsley Energy, Inc. will be the sole managing member of Parsley Energy and will be responsible for all operational, management and administrative decisions relating to Parsley Energy's business and will consolidate the financial results of Parsley Energy and its subsidiaries. The Limited Liability Company Agreement of Parsley Energy, LLC will be amended and restated as the First Amended and Restated Limited Liability Company Agreement of Parsley Energy, LLC (the "Parsley Energy LLC Agreement") to, among other things, admit Parsley Energy, Inc. as the sole managing member of Parsley Energy.

In connection with this offering, (a) all of the membership interests (including outstanding incentive units) in Parsley Energy held by its existing owners, including NGP X US Holdings, L.P. ("NGP") and all of our executive officers (the "Existing Owners"), will be converted into a single class of units in Parsley Energy ("PE Units") using an implied equity valuation for Parsley Energy prior to the offering based on the initial public offering price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Parsley Energy, (b) certain of the Existing Owners, including NGP, will contribute all of their PE Units to Parsley Energy, Inc. in exchange for an equal number of shares of Class A common stock, (c) certain of the Existing Owners, including our executive officers, will contribute only a portion of their PE Units to Parsley Energy, Inc. in exchange for an equal number of shares of Class A common stock and will continue to own a portion of the PE Units following this offering, (d) Parsley Energy Employee Holdings, LLC, an entity owned by certain of our officers and employees formed to hold a portion of the incentive units in Parsley Energy, will merge with and into Parsley Energy, Inc., with Parsley Energy, Inc. surviving the merger, and the members of Parsley Energy Employee Holdings, LLC will receive shares of Class A common stock in the merger, (e) Parsley Energy, Inc. will issue and contribute 32,086,042 shares of its Class B common stock and all of the net proceeds of this offering to Parsley Energy in exchange for 79,627,508 PE Units, and (f) Parsley Energy will distribute to each of the Existing Owners that will continue to own PE Units following this offering (collectively, the "PE Unit Holders"), one share of Class B common stock for each PE Unit such PE Unit Holder holds. After giving effect to these transactions and the offering contemplated by this prospectus, Parsley Energy, Inc. will own an approximate 71.3% interest in Parsley Energy (or 72.9% if the underwriters' option to purchase additional shares is exercised in full) and the PE Unit Holders will own an approximate 28.7% interest in Parsley Energy (or 27.1% if the underwriters' option to purchase additional shares is exercised in full).

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

The PE Unit Holders will have the right to exchange (the "Exchange Right") all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at our election (the "Cash Option")) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged subject to adjustment as described under "Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement." In addition, the PE Unit Holders and NGP will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock as described under "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

We will enter into a Tax Receivable Agreement with Parsley Energy and the PE Unit Holders. This agreement generally will provide for the payment by Parsley Energy, Inc. to an exchanging PE Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Energy, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Parsley Energy, Inc. will retain the benefit of the remaining 15% of these cash savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The step-up in basis will depend on the fair value of the PE Units at the time of each exchange. There is no intent of the holders of PE Units to exchange their units for shares of the Company's common stock in the foreseeable future. In addition, the Company does not expect to be in a tax paying position before   . Therefore, the Company cannot presently estimate what the benefit or payments under the Tax Receivable Agreement will be on a factually supportable basis. If the Tax Receivable Agreement were terminated immediately after the Offering, the Company estimates it would be required to make an early termination payment of approximately $160.4 million to the PE Unit Holders.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated and combined balance sheet:

(a) Adjustments reflect the Pacer Acquisition using borrowings under our revolving credit facility. A summary of the consideration paid and the fair value of the assets and liabilities acquired is as follows (in thousands):

Cash paid	$165,282
Fair Value of oil and natural gas properties	
Unevaluated properties	$136,912
Proved properties	28,526
Asset retirement obligation assumed	(156)
Total net assets acquired	$165,282

(b) Adjustments to reflect the issuance on April 17, 2014 of $150.0 million of 7.5% senior unsecured notes due February 15, 2022 at 104% of par for gross proceeds of $156.0 million. The issuance of these notes resulted in net proceeds, after offering expenses, of approximately $152.8 million, $130.0 million of which was used to repay all outstanding borrowings (as of March 31, 2014) on the revolving credit agreement.

(c) Reflects (1) the issuance of 43.3 million shares of Class A common stock to certain holders of PE Units, including NGP, in exchange for their PE Units, (2) the issuance of 32.1 million shares of Class B common stock to Parsley Energy, (3) the effective termination of the redemption rights held by certain interest holders and (4) the cash payment of approximately $5.6 million to holders of mezzanine equity interests in Parsley Energy that will be converted to PE Units.

(d) Reflects estimated change in long-term deferred tax assets and liabilities for temporary differences between the historical cost basis and tax basis of the Company's assets and liabilities as the result of its change in tax status to a subchapter C corporation.

(e) Reflects estimated gross proceeds of $600.0 million from the issuance and sale of 36,363,636 shares of common stock at an assumed initial public offering price of $16.50 per share, net of underwriting discounts and commissions of $33.0 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $2.0 million. Upon completion of the Offering, the noncontrolling interest will be 28.7%.

(f) Reflects the use of a portion of the net proceeds from the Offering to repay approximately $165.3 million of outstanding borrowings under Parsley Energy's revolving credit facility.

(g) Adjustments reflect the OGX Acquisition for cash. All of the consideration paid was reflected as an addition to unevaluated property.

(h) Reflects additional incentive unit compensation expense as a result of acceleration of vesting and settlement of incentive units as a result of the Offering. A corresponding charge to earnings has not been reflected in the unaudited pro forma statement of operations as the charge is considered non-recurring.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated and combined statement of operations:

(a) Unless otherwise noted, adjustments reflect the historical statements of revenues and direct operating expenses from the assets acquired and liabilities assumed in the Merit Acquisition, as included elsewhere in this prospectus.

(b) Adjustment reflects additional depreciation, depletion and amortization expense that would have been recorded with respect to the assets acquired in the Merit Acquisition, had such acquisition occurred on January 1, 2013.

(c) Adjustment reflects additional accretion of asset retirement obligation expense that would have been recorded with respect to the asset retirement obligation assumed in the Merit Acquisition, had such acquisition occurred on January 1, 2013.

(d) Adjustment reflects additional interest expense that would have been incurred with respect to borrowings in connection with the Merit Acquisition, had such acquisition occurred on January 1, 2013.

(e) Adjustment reflects additional Texas franchise taxes that would have been incurred in connection with the Merit Acquisition, had such acquisition occurred on January 1, 2013.

(f) Unless otherwise noted, adjustments reflect the historical statements of revenues and direct operating expenses from the assets acquired and liabilities assumed in the Pacer Acquisition, as included elsewhere in this prospectus.

(g) Adjustment reflects additional depreciation, depletion and amortization expense that would have been recorded with respect to the assets acquired in the Pacer Acquisition, had such acquisition occurred on January 1, 2013.

(h) Adjustment reflects additional accretion of asset retirement obligation expense that would have been recorded with respect to the asset retirement obligation assumed in the Pacer Acquisition, had such acquisition occurred on January 1, 2013.

(i) Adjustment reflects additional interest expense that would have been incurred with respect to borrowings in connection with the Pacer Acquisition, had such acquisition occurred on January 1, 2013.

(j) Adjustment reflects additional Texas franchise taxes that would have been incurred in connection with the Pacer Acquisition, had such acquisition occurred on January 1, 2013.

(k) Reflects the addition of approximately $42.0 million of interest expense and amortization of debt discount and offering expenses associated with Parsley Energy LLC and Parsley Finance Corp.'s 7.5% senior unsecured notes issued in February 2014 and April 2014 for the year ended December 31, 2013, net of the elimination of $19.6 million of interest expense and amortization of debt issue costs for the year ended December 31, 2013, related to repayments of Parsley Energy's second lien credit agreement and borrowings under Parsley LP's revolving credit agreement.

(l) Reflects estimated incremental income tax provision associated with the Company's historical results of operations assuming the Company's earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately 36%. This rate is inclusive of U.S. federal and state income taxes.

(m) Reflects the reduction in consolidated and combined net income attributable to noncontrolling interest for the Parsley Energy's historical results of operations. Upon completion of the Corporate Reorganization, the noncontrolling interest will be approximately 28.7%.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(n) Reflects (1) the reduction in interest expense under Parsley Energy's revolving credit agreement, partially offset by an increase in unused commitment fees, as a result of the repayment of $165.3 million of outstanding borrowings in connection with the Offering and (2) the associated income tax benefit from this reduction. On a pro forma basis, there would have been no outstanding borrowings under Parsley Energy's revolving credit facility as of January 1, 2013.

(o) Reflects basic and diluted income per common share for the issuance of shares of common stock in the Corporate Reorganization. Please read "Note 3. Pro Forma Earnings Per Share" for additional discussion.

(p) Reflects the addition of approximately $10.5 million of interest expense and amortization of debt discount and offering expenses associated with Parsley Energy LLC and Parsley Finance Corp.'s 7.5% senior unsecured notes issued in February 2014 and April 2014 for the three months ended March 31, 2014, net of the elimination of $7.9 million of interest expense and amortization of debt issue costs for the three months ended March 31, 2014, related to repayments of Parsley Energy's borrowings under Parsley LP's revolving credit agreement.

NOTE 3.   PRO FORMA EARNINGS PER SHARE

	Three months ended March 31, 2014	Year ended December 31, 2013
	(in thousands, except per share amounts)	
Basics EPS		
Numerator:		
Basic net income attributable to stockholders	$ 715	$ 5,813
Denominator:		
Basic weighted average shares outstanding	79,628	79,628
Basic EPS attributable to stockholders	$ 0.01	$ 0.07
Diluted EPS		
Numerator:		
Net income attributable to stockholders	$ 715	$ 5,813
Effect of conversion of the shares of Company's Class B common stock to shares of the Company's Class A common stock	287	2,339
Diluted net income attributable to stockholders	$ 1,002	$ 8,152
Denominator:		
Basic weighted average shares outstanding	79,628	79,628
Effect of conversion of the shares of Company's Class B common stock to shares of the Company's Class A common stock	32,086	32,086
Diluted weighted average shares outstanding	111,714	111,714
Diluted EPS attributable to stockholders	$ 0.01	$ 0.07

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 4. SUPPLEMENTARY DISCLOSURE OF OIL AND NATURAL GAS OPERATIONS

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to the Parsley Energy's proved reserves reflect the effect of income taxes assuming Parsley Energy's standardized measure had been subject to federal and state income tax as a subchapter C corporation. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of Parsley Energy's proved oil and natural gas properties.

The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

The following table provides a pro forma rollforward of the total proved reserves for the year ended December 31, 2013 , as well as pro forma proved developed and proved undeveloped reserves at the beginning and end of the year, as if the acquisition reflected occurred on January 1, 2013.

	Parsley Energy, LLC Historical	Merit Acquisition	Pacer Acquisition	Pro Forma As Adjusted
	(in thousand BOEs)			
Proved Developed and Undeveloped Reserves:				
Beginning of the year	22,755	—	—	22,755
Extensions and discoveries	20,132	881	8,725	29,738
Revisions of previous estimates	(3,127)	(45)	—	(3,172)
Purchases of reserves in place	16,908	(555)	—	16,353
Divestiture of reserves in place	(5)	—	—	(5)
Production	(1,829)	(281)	(133)	(2,243)
End of the year	54,834	—	8,592	63,426
Proved Developed Reserves:				
Beginning of the year	9,771	—	—	9,771
End of the year	23,539	—	1,860	25,399
Proved Undeveloped Reserves:				
Beginning of the year	12,984	—	—	12,984
End of the year	31,295	—	6,732	38,627

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

The pro forma standardized measure of discounted estimated future net cash flows was as follows as of December 31, 2013 (in thousands):

	Parsley Energy, LLC Historical	Pacer Acquisition	Corporate Reorganization	Pro Forma
	(in thousands)			
Future cash inflows	$3,446,766	$543,307	$ —	$ 3,990,073
Future development costs	(515,247)	(52,656)	—	(567,903)
Future production costs	(1,097,734)	(122,052)	—	(1,219,786)
Future income tax expenses	(24,127)	(3,803)	(442,044)	(469,974)
Future net cash flows	1,809,658	364,796	(442,044)	1,732,410
10% discount to reflect timing of cash flows	(1,088,878)	(230,320)	262,215	(1,056,983)
Standardized measure of discounted future net cash flows	$720,780	$134,476	$(179,829)	$ 675,427

The changes in the pro forma standardized measure of discounted estimated future net cash flows were as follows for 2013 (in thousands):

	Parsley Energy, LLC Historical	Merit Acquisition	Pacer Acquisition	Corporate Reorganization	Pro Forma
	(in thousands)				
Standardized measure of discounted future net cash flows at beginning of the period	$296,048	$ —	$ —	$ (73,066)	$ 222,982
Sales of oil and natural gas, net of production costs	(97,365)	(12,765)	(7,920)	—	(118,050)
Purchase of minerals in place	227,937	(23,770)	—	—	204,167
Divesture of minerals in place	(122)	—	—	—	(122)
Extensions and discoveries	204,135	19,619	143,955	—	367,709
Change in estimated development costs	57,158	12,675	—	—	69,833
Net changes in prices and production costs	11,463	(6,377)	—	—	5,086
Changes in estimated future development costs	2,793	1,704	—	—	4,497
Revisions of previous quantity estimates	(41,242)	(766)	—	—	(42,008)
Accretion of discount	30,010	6,973	—	—	36,983
Net change in income taxes	(6,240)	(131)	(1,559)	(106,763)	(114,693)
Net changes in timing of production and other	36,205	2,838	—	—	39,043
Standardized measure of discounted future net cash flows at end of the period	$720,780	$ —	$134,476	$(179,829)	$ 675,427

Pro Forma Financial Information

For the years ended December 31, 2013, 2012 and 2011, the following pro forma financial information represents the combined results for the Company and the properties acquired in the Merit Acquisition as if the acquisition and the required financing had occurred on January 1, 2011. For purposes of the pro forma it was assumed that the Company's revolving credit facility was used to finance the Merit Acquisition. The pro forma information includes the effects of adjustments for depletion, depreciation, amortization expense of $1.5 million, $1.0 million and nil for the years ended December 31, 2013, 2012 and 2011, respectively, and accretion of asset retirement obligations expense of $0.01 million for each of the years ended December 31, 2013, 2012 and 2011. The pro forma information also includes the effects of incremental interest expense on acquisition financing of $2.6 million for each of the years ended December 31, 2013, 2012 and 2011.

The following pro forma results (in thousands) do not include any cost savings or other synergies that may result from the acquisitions or any estimated costs that have been or will be incurred by the Company to integrate the properties acquired. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of the period, nor are they necessarily indicative of future results.

	For the Year Ended December 31,		
	2013	**2012**	**2011**
Revenues	$134,940	$43,267	$10,970
Net Income	$ 35,987	$14,345	$ 9,278

In addition to the above acquisitions, Parsley Energy incurred a total of $32.7 million and $14.0 million of leasehold acquisition costs during the years ended December 31, 2013 and 2012.

NOTE 6.   SALES OF OIL AND NATURAL GAS PROPERTIES

In August 2011, Parsley Energy sold 1,145 net unevaluated acres in Midland County, Texas for $5.0 million, resulting in a realized gain of $4.0 million.

In August 2011, Parsley Energy sold 1,920 net unevaluated acres in Irion County, Texas for $1.0 million, resulting in a realized loss of $0.2 million.

In October 2011, Parsley Energy sold 4,026 net unevaluated acres in Crockett County, Texas for $2.5 million, resulting in a realized gain of $2.0 million.

In November 2011, Parsley Energy sold 2,240 net unevaluated acres in Upton County, Texas for $1.2 million, resulting in a realized gain of $0.3 million.

In December 2011, Parsley Energy sold 933 net unevaluated acres in Glasscock and Martin Counties, Texas for $0.6 million, resulting in a realized gain of $0.5 million.

In April 2012, Parsley Energy sold 2,652 net unevaluated acres in Dawson, Glasscock, Howard, Martin and Upton Counties, Texas for $8.6 million and realized a $7.5 million gain on the sale.

In November 2012, Parsley Energy sold 960 net unevaluated acres in Howard County, Texas for total proceeds of $0.7 million and realized a $0.3 million gain on the sale.

In August 2013, Parsley Energy sold its interest in seven non-operated wells and 190 net acres for total proceeds of $0.8 million and realized a $36,000 gain on the sale.

The agreement also places restrictions on Parsley Energy with respect to additional indebtedness, liens, dividends and other payments, asset dispositions, hedging transactions and other matters and is subject to customary events of default. If an event of default occurs and is continuing, the lenders may accelerate amounts due under the November 2012 LOC Agreement and the November 2012 Term Loan.

On March 8, 2013, Parsley Energy entered into the First Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement from $38.0 million to $58.0 million.

On May 16, 2013, Parsley Energy entered into the Second Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement, as previously amended, from $58.0 million to $65.5 million.

On August 12, 2013, Parsley Energy entered into the Third Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement, as previously amended, from $65.5 million to $77.5 million.

On September 10, 2013, Parsley Energy, upon entering into the first lien syndicated credit agreement discussed below, repaid all amounts outstanding under the Credit Agreement, including $77.5 million, plus accrued interest, due on the November 2012 LOC Agreement and $21.9 million, plus accrued interest, due on the November 2012 Term Loan.

Revolving Credit Agreement

On September 10, 2013, Parsley Energy entered into a revolving credit agreement (the "Revolving Credit Agreement") with Wells Fargo Bank National Association as the administrative agent. The Revolving Credit Agreement provides a revolving credit facility with a borrowing capacity up to the lesser of (i) the borrowing base (as defined in the Revolving Credit Agreement) and (ii) $750.0 million. The Revolving Credit Agreement matures on the earlier of (i) September 10, 2018 and (ii) the date that is 91 days prior to the stated maturity of the Second Lien Agreement, discussed below, being currently December 31, 2016. The Revolving Credit Agreement is secured by substantially all of Parsley Energy's assets.

The Revolving Credit Agreement provided for an initial borrowing base of $175.0 million based on Parsley Energy's proved producing reserves and a portion of its proved undeveloped reserves. The borrowing base will be redetermined by the lenders at least semi-annually on each April 1 and October 1, with the first redetermination on October 1, 2013. The amount Parsley Energy is able to borrow with respect to the borrowing base is subject to compliance with the financial covenants and other provisions of the Revolving Credit Agreement.

Borrowings under the Revolving Credit Agreement can be made in Eurodollars or at the alternate base rate. Eurodollar loans bear interest at a rate per annum equal to an adjusted LIBO rate (equal to the product of: (a) the LIBO rate, multiplied by (b) a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (expressed as a decimal) on such date at which the Administrative Agent is required to maintain reserves on 'Eurocurrency Liabilities' as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System) plus an applicable margin ranging from 150 to 250 basis points, depending on the percentage of our borrowing base utilized. Alternate base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the adjusted LIBO rate (as calculated above) plus 100 basis points, plus an applicable margin ranging from 50 to 150 basis points, depending on the percentage of our borrowing base utilized. The Revolving Credit Agreement also provides for a commitment fee ranging from 375 basis points to 500 basis points, depending on the percentage of our borrowing base utilized. As of December 31, 2013, borrowings and letters of credit outstanding under the Revolving Credit Agreement had a weighted average interest rate of 3.31%. We may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

The Revolving Credit Agreement is subject to certain covenants, which includes the maintenance of the following financial covenants: (1) a Current Ratio of not less than 1.0 to 1.0 as of the last day of any fiscal quarter; (2) a minimum Interest Coverage Ratio of not less than 2.5 to 1.0 as of the last day of any fiscal quarter for the four fiscal quarters ending on such date; provided that for the fiscal quarters ending September 30, 2013, December 31, 2013 and March 31, 2014, the relevant period shall be deemed to equal, as applicable, for the three, six or nine-month period then ending, as applicable, multiplied by 4, 2 and 4/3, respectively; and (3) the financial ratios required to be maintained under the Second Lien Agreement discussed below (each of the capitalized terms used in the foregoing clauses (1) through (3) being as defined in the Revolving Credit Agreement). The Revolving Credit Agreement also requires the timely submission of annual and quarterly financial statements, reserve reports, budgets, and other notices, along with meeting other recurring obligations. At December 31, 2013, Parsley Energy was not in compliance with the quarterly Current Ratio covenant under Parsley Energy's credit facility and that as a result an event of default had occurred under this facility. On April 11, 2014 Parsley Energy received a waiver for this event of default from the required lenders and is currently in compliance with the Current Ratio covenant.

The Revolving Credit Agreement also places restrictions on Parsley Energy and certain of its subsidiaries with respect to additional indebtedness, liens, dividends and other payments, investments, acquisitions, mergers, asset dispositions, transactions with affiliates, hedging transactions and other matters.

The Revolving Credit Agreement is subject to customary events of default, including a change in control (as defined in the Revolving Credit Agreement). If an event of default occurs and is continuing, the Majority Lenders (as defined in the Revolving Credit Agreement) may accelerate any amounts outstanding.

On October 21, 2013, Parsley Energy amended and restated its Revolving Credit Agreement, whereby the borrowing base was reduced from $175.0 million to $143.8 million. On December 20, 2013, Parsley Energy entered into the First Amendment to the Amended and Restated Credit Agreement which increased the borrowing base from $143.8 million to $240 million. In addition, the amendment provided that the borrowing base would automatically increase from $240 million to $280 million upon the closing of the Merit Acquisition, which closed on December 30, 2013.

Second Lien Agreement

On November 20, 2012, Parsley Energy entered into a second lien credit agreement (the "Second Lien Agreement") providing for term loans up to an aggregate principal amount of $75.0 million and an original maturity date of December 31, 2016. The Second Lien Agreement bears interest at the combined rate equal to (i) the greater of 1.0% and the three-month LIBO rate, plus 10.0%, paid in cash, plus (2) 4.0% paid-in-kind by adding to the principal balance outstanding. Obligations under the Second Lien Agreement are secured by a second lien on substantially all of Parsley Energy's oil and natural gas properties.

The Second Lien Agreement may be prepaid at any time. If prepaid prior to November 20, 2014, Parsley Energy will be obligated to pay a prepayment premium equal to 7.5% of the principal amount being prepaid. As a condition to entering into the Second Lien Agreement, Parsley Energy was required to enter into certain derivative instruments to hedge not less than 80% of the anticipated projected production from proved, developed, producing oil and natural gas properties.

The Second Lien Agreement is subject to compliance with certain covenants, including the maintenance of the following financial covenants: (1) beginning March 31, 2013, a Consolidated Current Ratio of not less than